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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

July 5, 2013

Re:	Qunar Cayman Islands Limited

Confidential Draft Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom Mr. Robert Babula Mr. Andrew Mew Mr. Dietrich King Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are submitting herewith, on a confidential basis, the Company’s revised draft Registration Statement on Form F-1 (the “Registration Statement”) to the Securities and Exchange Commission (the “Commission”) as well as the related exhibits. This revised draft Registration Statement has been marked to show changes made to the draft registration statement confidentially submitted to the Commission on June 10, 2013. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments contained in the Staff’s letter dated June 24, 2013 (the “June 24 Comment Letter”) by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. Set forth below are the Company’s responses to the comments contained in the June 24 Comment Letter.

Securities and Exchange Commission	2	July 5, 2013

The revised draft Registration Statement also includes the unaudited consolidated financial statements for the three months ended March 31, 2012 and 2013 and related disclosure and contains certain other updates. The Company encloses, as Annex A to this letter, relevant portions of the industry research reports cited in the revised draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the revised draft Registration Statement. Since some of the third-party materials are in Chinese, the Company has prepared English translations of the relevant portions of the third-party reports and materials to facilitate the Staff’s review.

The Company is submitting the revised draft Registration Statement and this response letter on a confidential basis in accordance with the procedures of the Commission for emerging growth companies. The Staff’s comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Risk Factors, page 10

1.	We note your response to comment 23 in our letter dated May 10, 2013. Please clarify for us whether it is possible that the technical measures you have implemented to detect and counter fraudulent click-throughs could fail and, if such failure is possible, please help us to understand why this possibility does not represent a material risk.

The Company respectfully advises the Staff that, for the reasons set forth below, it believes that any possible failure of the technical measures it implements to detect fraudulent click-throughs would not represent a material risk to the Company’s operations in terms of both revenue and reputation.

a) As the Company’s search service focuses on travel products and services, user activities on the Company’s website usually follow a pattern, including a few set steps consisting of search criteria input, search, review and click on the selected product or service, with a certain time interval between the steps. The Company tracks each user’s activities based on the IP address and the cookie. As such, it is relatively easier for the Company, as compared to general search engines where user behavior exhibits less of a pattern, to identify normal user behavior and detect unusual clicks. The technical measures implemented by the Company have so far been effective in detecting and countering fraudulent click-throughs.

b) The Company’s own SaaS system, which serves a large and growing portion of the Company’s customers, enables it to easily monitor the conversion rate for each travel product type for each customer. As of December 31, 2012, over 95% of our customers were on our SaaS system. Fraudulent click-throughs would result in abnormal movements in the conversion rate of the affected travel product type for a customer in a given period, which would trigger prompt investigation and action from the Company.

c) Fraudulent click-throughs, which can be easily detected by the Company as explained above, if successful, would inflate the Company’s charge from the affected customers. The Company would exclude the charge resulted from fraudulent click-throughs from the total amount due from the affected customer. As of the date of this letter, the Company has encountered a limited number of such cases, and expects fewer occurrences of such cases in the future as more of its customers use its SaaS system. The Company confirms that it has not had any major disputes regarding fraudulent click-throughs with its customers that would materially affect the Company’s operations or financial statements.

Securities and Exchange Commission	3	July 5, 2013

Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion …, page 39

2.	We note your response to comment 40 in our letter dated May 10, 2013. Please provide investors with more context about the likelihood that you will be prevented from using outside of the PRC the revenues generated from your subsidiaries inside the PRC, including, but not limited to, the following:

•	Please disclose the potential consequences to investors if you are prevented from using the revenues generated from your subsidiaries in the PRC outside of the PRC.

The Company respectfully advises the Staff that it does not have, nor does it foresee having, significant business expenditure outside of the PRC, and as a result, the Company does not believe there will be any significant potential consequences to the investors if it is prevented from using the revenues generated by its subsidiaries and affiliated entities in the PRC outside of the PRC, other than any restrictions in our ability to pay any declared dividends to our investors, which risk has been discussed and disclosed on pages 4 and 42. The Company further advises the Staff that for the limited overseas expenditures the Company has outside of the PRC, the Company believes that it has an adequate amount of funds denominated in U.S. or Hong Kong dollars in its accounts outside of the PRC.

•

Please expand on your disclosure that the “WFOE can pay dividends in foreign currencies to the Company without prior SAFE approval by complying with certain procedural requirement.” Please assess how difficult or not it might be, or it has been in the past, for you to comply with the procedural requirement you mention. Please describe the consequences of being required to obtain prior SAFE approval.

The Company respectfully advises the Staff that based on advice from its PRC counsel, the Company does not believe that it will be difficult to comply with SAFE’s procedural requirements for the WFOE to pay dividends in foreign currencies to the Company. The Company further advises the Staff that its PRC counsel advised that no prior SAFE approval is required under existing SAFE regulations and rules for the WFOE to pay dividends to the Company.

In response to the Staff’s comment, the Company has expanded the requested disclosure on pages 4 and 42.

•	Please disclose whether or not you have any contingency plans in place should you be prevented from using the revenues generated from your subsidiaries in the PRC outside of the PRC.

The Company respectfully refers the Staff to its response to the first bullet point under Comment 2 above. The Company respectfully advises the Staff that as the Company believes its funds held outside of the PRC are adequate for its business expenditures outside of the PRC, the Company does not currently have any contingency plans for sending its revenues from inside the PRC to outside of the PRC. The Company further advises the Staff that should there be a dividend distribution from the WFOE to the Company, the Company does not anticipate any regulatory obstacles that would prevent such dividend distribution.

Securities and Exchange Commission	4	July 5, 2013

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law, page 42

3.	We note your response to comment 41 in our letter dated May 10, 2013. Please disclose the consequences to investors if you were to “halt [the] offering before settlement and delivery of the ADSs offered [thereby].” Please also disclose whether you have any contingency plans in place should the CSRC or another PRC regulatory body subsequently determines that you need to obtain the CSRC’s approval for this offering.

The Company respectfully refers the Staff to its disclosure on page 42 regarding the consequences to investors if the Company were to halt the offering before settlement and delivery of the ADSs offered. Such disclosure specifically states: “[C]onsequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.” The Company further advises the Staff that should any PRC regulatory body subsequently determine that the Company need to obtain the CSRC approval for this offering, the Company’s plan is to comply with the regulatory requirement.

In response to the Staff’s comment, the Company included the requested disclosure on page 45.

Use of Proceeds, page 54

4.	We note your response to comment 46 in our letter dated May 10, 2013. Please disclose to what extent your receipt of approvals discussed on page 54 is uncertain, and whether you have any alternate use of proceeds should you not obtain such approvals.

The Company respectfully advises the Staff that it believes that the likelihood of it not being able to receive the required approvals discussed on page 54 is very low, and that it does not have any alternate use of proceeds to what has been disclosed.

Enforceability of Civil Liabilities, page 60

5.	We note your response to comment 49 in our letter dated May 10, 2013. Please clarify your statement on page 60 that “[you] will normally be the proper plaintiff,” such that investors are clearly apprised of their rights or lack thereof.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 62 and 63.

History and Corporate Structure, page 62

Our significant subsidiaries and affiliated entities, page 66

6.	Please tell us what type of business Tianjin YTB Technology Co., Ltd will conduct upon commencing business operations.

In response to the Staff’s comment, the Company has included the requested disclosure on page 68.

Securities and Exchange Commission	5	July 5, 2013

Management’s Discussion and analysis of Financial Condition and Results of Operations, page 71

Overview, page 71

7.	We note your response to comment 59 in our letter dated May 10, 2013. To the extent that you are relying on your disclosure under the section titled “Regulation” to satisfy your obligations under Item 4 of Form F-1 and Item 5.A.4 of Form 20-F, please provide a cross-reference thereto. Also, in addition to generally describing the applicable laws and means of complying therewith, please ensure that each regulation described in the section titled “Regulation” includes a description of the material effects of government regulations or policies on your specific business and the effects such regulations or policies could have on your future operations.

The Company respectfully advises the Staff that each regulation described in the section titled “Regulation” includes a description of the material effects of government regulations or policies on its specific business and the effects such regulations or policies on its operations.

Management, page 135

Terms and Election or Appointment of Directors and Executive Officers, page 137

8.	Please clarify in your disclosure what effect, if any, the termination of the voting agreement upon completion of the offering will have on the composition of the Board of Directors thereafter.

In response to the Staff’s comment, the Company has included the requested disclosure on page 145.

Board of Directors, page 137

9.	We note your response to comment 67 in our letter dated May 10, 2013. Please disclose in your registration statement the information you provided to us regarding procedures for handling conflicts of interests and whether directors are required to disclose any conflicts of interests.

In response to the Staff’s comment, the Company has included the requested disclosure on page 144.

Notes to the Consolidated Financial Statements, page F-8

13. Redeemable ordinary shares, page F-35

10.	We read your response to comment 83 and are unclear how the GAAP literature you cited would preclude you from a downward accretion to the redemption value upon initial measurement. We cannot locate ASC 815-40-35-9-2 as you cited in your response behind your analogy that the reclassification is, in substance, an extinguishment of the original ordinary shares. In addition, paragraph 16 of ASC 480-10-S99-3A is related to subsequent measurement guidance applicable to situation for previously recorded increases in the carrying amount of redeemable equity instrument classified as temporary equity. As such, we are unclear about the applicability of the literature in your situation since the redeemable ordinary shares appear to become immediately redeemable upon the modification. Please explain further your accounting position or revise.

Securities and Exchange Commission	6	July 5, 2013

The Company respectfully advises the Staff that prior to the closing of the Baidu Transaction, the ordinary shares that were not held by Baidu were recorded in permanent equity (“non-Baidu ordinary shares”). Upon the closing of the Baidu Transaction, the Company included a redemption clause in its memorandum and articles of association. As a result, the Company’s non-Baidu ordinary shares were immediately redeemable at the option of the non-Baidu shareholders. The Company considered the modification to be an extinguishment in substance because the modification is only applicable to a subset of the ordinary shareholders and the modification resulted in a reclassification of the non-Baidu ordinary shares to temporary equity. The Company accounted for the reclassification of non-Baidu ordinary shares to temporary equity by analogy to ASC 815-40-35-9, which requires the change in fair value of a contract to be accounted for as an adjustment to stockholder’s equity if a contract is reclassified from permanent equity to an asset or a liability. Similarly, the difference between the fair value of the non-Baidu redeemable ordinary shares upon the closing of the Baidu Transaction and the carrying value of non-Baidu ordinary shares recorded in permanent equity was accounted for as an adjustment to additional paid-in capital.

The initial carrying amount of the non-Baidu redeemable ordinary shares, amounted to $1.58 per share exceeded its redemption value of $1.45533 per share, and there were no previously recorded increases in the carrying amount of the non-Baidu redeemable ordinary shares classified in temporary equity. Therefore, the Company did not downward accrete the redeemable non-Baidu ordinary shares to its redemption value in accordance with paragraph 16e of ASC 480-10-S99-3A, which states that the amount presented in temporary equity should be no less than the initial amount reported in temporary equity for the instrument, and that reductions in the carrying amount of a redeemable equity instrument are appropriate only to the extent that there has been previously recorded increases in the carrying amount of the redeemable equity instrument.

In response to the Staff’s comments, the Company has revised the relevant disclosure on F-36.

16. Share-based compensation, page F-37

Early exercise of share options on December 31, 2010 and January 2, 2012, page F-39

Modification of the Plan on June 22, 2011, page F-39

11.	We read your response to comment 86 and the related revised disclosures. Tell us if the $1.6113 per unit cash payment was factored into fair value calculation of the modified awards for both vested and unvested options. If not, explain to us your accounting basis for excluding the cash payment. For vested options, we also note your disclosure that you considered the cash payments as settlement or repurchase of the equity awards. If so, it appears you would compare the before modification fair value of the options less the cash payout to the after modification fair value of the options in determining whether there is an incremental change in fair value. In that regard, we are unclear why it is appropriate under GAAP to charge the entire cash payout to equity. If the cash payout is greater than the before modification fair value of the option, the excess along with the after modification fair value of the options should be charged to earnings. Please explain.

Securities and Exchange Commission	7	July 5, 2013

The Company respectfully confirms to the Staff that the $1.6113 per unit cash payment was factored into the fair value calculation of the modified awards for both vested and unvested options.

The Company further advises the Staff that the Company accounted for the exchange of the vested outstanding employee stock options for a combination of a new equity award and cash as a combination of a modification and a cash settlement. Accordingly, incremental compensation cost is recognized to the extent that the combination of the fair value of the new equity award and the cash exceeds the fair value of the stock options before the modification. As the fair value of the original awards immediately before the modification exceeded the fair value of the modified awards, including both the new options and the cash payment of $1.6113 per unit, there was no incremental fair value that resulted from this exchange transaction. Therefore, settlement or repurchase of any of the vested equity awards is accounted for as a treasury stock transaction and recognized in equity.

As a result of the dilution effect associated with the issuance of ordinary shares to Baidu, the fair value of the modified awards immediately after the modification, including both the new options and the cash payment of $1.6113 per unit, was lower than the fair value of the modified awards immediately before the modification.

In response to the Staff’s comment, the Company has revised the relevant disclosure on F-40 to disclose that the fair value of the modified awards included the cash payment of $1.6113 per unit.

12.	We read your responses to comments 86 and 87 and the related revised disclosures with respect to your accounting for the unvested options’ modification. In that regard, we cannot locate the guidance you indicated within ASC 718-20-35-3 that allows you to bifurcate the liability and equity components based on their relative fair values upon modification. In addition, we are unclear about your GAAP basis behind comparing the fair value of the modified liability portion of the award to the grant date fair value of that portion of the award for the service period that has elapsed in computing the compensation expenses. It appears you would compare the before modification fair value of the award to the after modification fair value of award (including both liability and equity components) in determining the amount of the compensation expenses pursuant to ASC 718-20-35-3a. Please explain your accounting in further detail along with your calculations, or revise.

The Company respectfully advises the Staff that the Company considered the guidance in ASC 718-20-35-3 to account for the exchange of the original equity options for a combination of new equity options and a liability component (promise to pay cash of $1.6113 per unit upon vesting). While ASC 718-20-35-3 does not specifically require bifurcation based on the relative fair values of the liability and equity components, it states that a modification of the terms or conditions of an equity award is treated as an exchange of the original award for a new award and, in substance, the repurchase of the original award by issuing a new award with liability and equity components. In order to properly account for the liability component of the new award, it is necessary to allocate the original grant date fair value of the original award between the two components of the new award. Hence compensation expense would be recognized for the fair value of the liability component of the new award at the modification date over the portion of the grant date fair value of the original award that is allocated to the liability component. The Company believes that this basis best reflects the concept of exchanging the original award for a new award as stipulated in ASC 718-20-35-3 and accounts for the liability award as required in ASC 718.

Securities and Exchange Commission	8	July 5, 2013

The Company further advises the Staff that the difference between the fair value of the liability portion of the modified award and the grant date fair value of that same portion represented the remeasurement adjustment for the unvested options. Such adjustment is charged to expense at the modification date and throughout the remaining requisite service period. The portion of the remeasurement adjustment for the service period that had elapsed up to modification date over the total requisite service period amounting to RMB9,472 was immediately recognized as an expense at the modification date. The remaining portion of the adjustment is to be recognized over the remaining requisite service period.

In response to the Staff’s comment, the Company has revised the relevant disclosure on F-40 to clarify the measurement basis of the remeasurement adjustment and the timing of recognition of such expense.

*            *             *            *

Securities and Exchange Commission	9	July 5, 2013

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361 (liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming LLP at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

Enclosures

Annex A

cc:

Mr. Chenchao (CC) Zhuang, Chief Executive Officer

Mr. Sam Hanhui Sun, Chief Financial Officer

Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner

Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner

Simpson Thacher & Bartlett LLP

Annex A

Qunar Cayman Islands Limited

(A) Support for Statements from the Revised Registration Statement

<table>
<tr><th>Statement in Form F-1</th><th>Page No. in Form F-1</th><th>Supporting Document</th><th>Page No. in Supporting Document</th></tr>
<tr><td>1-1
Total revenues of the travel industry in China grew from RMB 1.16 trillion in 2008 to RMB 2.20 trillion in 2011, representing a CAGR of 23.8%, according to iResearch.</td><td>99</td><td>China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group</td><td>6</td></tr>
<tr><td>1-2
Total revenues of the travel industry in China is expected to reach RMB 3.10 trillion in 2015, representing a CAGR of 9.0% from 2011, according to iResearch.</td><td>99</td><td>Same as above</td><td>6</td></tr>
<tr><td>1-3
The following table contains data from iResearch regarding the total revenue of China's travel industry.
<table><tr><th>Billion RMB</th><th>2008</th><th>2009</th><th>2010</th><th>2011</th><th>2012E</th><th>2013E</th><th>2014E</th><th>2015E</th></tr><tr><td>Total Travel Industry</td><td>1,160</td><td>1,290</td><td>1,870</td><td>2,200</td><td>2,400</td><td>2,620</td><td>2,850</td><td>3,100</td></tr></table>Source: iResearch</td><td>99</td><td>Same as above</td><td>6</td></tr>
</table>

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
1-4 The airline industry in China grew from RMB 190 billion in 2009 to RMB 240 billion in 2011 in terms of airline tickets transaction value, representing a CAGR of 12.4%, according to iResearch.	99	Same as above	11
1-5 The online travel market in China grew from RMB 48.6 billion in 2008 to RMB 131.4 billion in 2011, representing a CAGR of 39.3%, according to iResearch.	100	Same as above	6
1-6 The online travel as a percentage of the total travel industry in China expanded from 4.2% in 2008 to 6.0% in 2011, according to iResearch.	100	Same as above	6
1-7 Airline tickets are the largest category of travel product searched and purchased online, representing 62.2% of Chinese online travel market in 2011 according to iResearch.	100	Same as above	7
1-8 Online airline ticket sales grew from RMB 45.4 billion in 2009 to RMB 81.8 billion in 2011, representing a CAGR of 34.2% according to iResearch.	100	iResearch China Online Travel Sector Research Report (2011-2012) issued by iResearch Consulting Group	15
1-9 21.2% of the airline tickets were sold online in 2011 in China, an increase from 12.4% in 2009, according to iResearch.	100	Supplemental Report of China Airline Ticket and Hotel Distribution Channel Research Report	1

<table>
<tr><th>Statement in Form F-1</th><th>Page No. in Form F-1</th><th>Supporting Document</th><th>Page No. in Supporting Document</th></tr>
<tr><td></td><td></td><td>(2011-2012) issued by iResearch Consulting Group</td><td></td></tr>
<tr><td>1-10
Hotel bookings are the second largest category of travel product searched and purchased online, representing 24.3% of the total online travel market in 2011 according to iResearch.</td><td>100</td><td>China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group</td><td>7</td></tr>
<tr><td>1-11
According to iResearch, online hotel bookings grew from RMB 12.8 billion in 2009 to RMB 31.9 billion in 2011, representing a CAGR of 57.9%.</td><td>100</td><td>iResearch China Online Travel Sector Research Report (2011-2012) issued by iResearch Consulting Group</td><td>21</td></tr>
<tr><td>1-12
The following table contains actual and estimate data from iResearch regarding the revenue of China's online travel market from 2008 to 2015.
<table>
<tr><th>Billion RMB</th><th>2008</th><th>2009</th><th>2010</th><th>2011</th><th>2012E</th><th>2013E</th><th>2014E</th><th>2015E</th></tr>
<tr><td>Total Travel Industry</td><td>1,160</td><td>1,290</td><td>1,870</td><td>2,200</td><td>2,400</td><td>2,620</td><td>2,850</td><td>3,100</td></tr>
<tr><td>Online Travel Industry</td><td>48.6</td><td>61.8</td><td>94.9</td><td>131.4</td><td>169.6</td><td>228.0</td><td>279.0</td><td>362.0</td></tr>
<tr><td>Penetration Rate</td><td>4.2%</td><td>4.8%</td><td>5.1%</td><td>6.0%</td><td>7.1%</td><td>8.7%</td><td>9.8%</td><td>11.7%</td></tr>
</table>
Source: iResearch</td><td>100</td><td>Same as above</td><td>7,8</td></tr>
<tr><td>1-13
The following table shows the market share of OTAs in China.</td><td></td><td></td><td></td></tr>
</table>

<table>
<tr><th>Statement in Form F-1</th><th>Page No. in Form F-1</th><th>Supporting Document</th><th>Page No. in Supporting Document</th></tr>
<tr><td>
<table>
<tr><th></th><th>2010</th><th>2011</th></tr>
<tr><td>Ctrip</td><td>49.8%</td><td>47.4%</td></tr>
<tr><td>eLong</td><td>8.3%</td><td>8.0%</td></tr>
<tr><td>Bestone</td><td>5.8%</td><td>4.6%</td></tr>
<tr><td>17u</td><td>2.4%</td><td>3.8%</td></tr>
<tr><td>Total</td><td>66.3%</td><td>63.8%</td></tr>
</table>
* Include both Internet and call center
Source: iResearch
</td><td>101</td><td>Same as above</td><td>41</td></tr>
<tr><td>
1-14
The table below shows the monthly unique visitors, or UVs, of the top five non-state-owned travel websites in China.
Top Five Travel Websites (millions of monthly UVs)

40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Qunar
Ctrip
Kuxun
17u.cn
Elong
Source: iResearch
</td><td>103</td><td>Print-outs of Monthly UV data provided by iResearch</td><td>Whole Document</td></tr>
<tr><td>
1-15
According to iResearch, we ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010.
</td><td>1, 74, 104, 105</td><td>Same as above</td><td>Whole Document</td></tr>
</table>

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
1-16 However, online hotel bookings only account for 12.4% of the total hotel bookings in China as of 2011, representing an increase from 6.3% in 2009, according to iResearch.	100	iResearch China Online Travel Sector Research Report (2011-2012) issued by iResearch Consulting Group China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group	21 and 16
2-1 According to Euromonitor, the number of domestic trips per year per capita was 1.8 in China compared to 3.2 in the United States in 2012.	99	Trade sources and national statistics in relation to domestic tourism in both U.S. and China provided by Euromonitor International	Whole Document
2-2 Tourism travel expenditure per capita was US$ 296 in China, compared to US$ 2,698 in the United States in 2012, according to Euromonitor.	99	Trade sources and national statistics in relation to tourism expenditure in both U.S. and China provided by Euromonitor International	Whole Document
2-3		Trade sources and

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
According to Euromonitor, there were 313,926 travel accommodations, including 27,359 chain hotel properties, 74,910 independent hotels and 211,657 other travel accommodations in China in 2012.	99	national statistics in relation to travel accommodations in both U.S. and China;	Whole Document
2-4 As of December 2012, the top five hotel groups accounted for a 12.3% market share in terms of retail value in China, as compared to 54.3% in the United States, according to Euromonitor.	99	Trade sources and national statistics in relation to market shares of hotel brands in both U.S. and China;	Whole Document
3-1 The airline industry in China is relatively concentrated with 36 passenger airlines, with the top three airlines groups in aggregate accounting for a 77.8% share as measured by the total number of passengers carried in 2011, according to the Civil Aviation Administration of China.	99	2011 Aviation Industry Development Statistics Report issued by Civil Aviation Administration of China	1,7,8
4-1 Since April 2004, the PRC government no longer directly sets domestic airfares but instead sets benchmarks and allows the actual airfare to fluctuate within these benchmarks.	99	Print-outs of relevant regulations promulgated by PRC government.	Whole Document
5-1 According to the China National Tourism Administration, there were 20,399, 22,784 and 23,690 travel agencies in 2009, 2010 and 2011, respectively, in China.	19, 99, 100	Print-outs of the 2011 and 2012 Year Books of China Tourism Statistics	Whole Document

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
6-1 In 2011, traditional offline travel agency channel in China accounted for 61.6% of the total airline ticket sales in China, according to iResearch, as compared to 49% in the United States, according to PhoCusWright.	100	Supplemental Report of China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group U.S. Online Travel Overview (Twelfth Edition) issued by PhoCusWright	4, 10
6-2 According to PhoCusWright, the online travel market as a percentage of the total travel market in the United States was 40% by the end of 2011.	100	U.S. Online Travel Overview (Twelfth Edition) issued by PhoCusWright	10
6-3 In comparison, 51% of total airline ticket sales was conducted online in the United States in 2011, according to PhoCusWright.	100	Same as above	Same as above
6-4 In comparison, 31% of total hotel and lodging was booked online in the United States in 2011, according to PhoCusWright.	100	Same as above	Same as above
6-5

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
The OTA market in China is relatively more fragmented than that of the US. In comparison, Expedia, Orbitz, and Priceline accounted for 43%, 22%, and 11%, respectively, of the OTA market in 2011 in the United States, according to PhoCusWright.	101	Same as above	15, 26
6-6 Direct online airline ticket sales in China in 2011 accounted for 35.2% of the total online airline ticket sales and 7.5% of the total airline ticket sales, according iResearch, compared to 72% of total online and 37% of total airline ticket sales in the United States in 2011, according to PhoCusWright.	102	Supplemental Report of China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group U.S. Online Travel Overview (Twelfth Edition) issued by PhoCusWright	4 and 13, 30
7-1 The online travel market has significant growth potential as there were 564 million internet users in 2012 in China, the largest internet population in the world, according to the China Internet Network Information Center, or CNNIC.	100	The 31st Statistical Report of Internet Development Status in China issued by CNNIC Print-outs of internet population data provided by Euromonitor	4
7-2		2012 China Internet User

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
Furthermore, the online travel booking user base expanded at a CAGR of 75.9% from 36.1 million in 2010 to 111.7 million in 2012, according to CNNIC.	100	Online Travel Reservation Investigation Report issued by CNNIC The 31st Statistical Report of Internet Development Status in China issued by CNNIC	14, 33
7-3 According to an online travel user survey conducted by CNNIC in September 2012, 42.3% of respondents named Qunar's mobile travel application as the most frequently used by users, followed by 31.7%, 12.5%, and 2.9% for those of Ctrip, Taobao, and Tuniu respectively.	101	2012 China Internet User Online Travel Reservation Investigation Report issued by CNNIC	31
8-1 China's smart phone connections have reached 180.0 million in 2011 and are expected to grow to 501.2 million in 2015, representing a four year CAGR of 29.2%, according to Informa Telecoms & Media.	101	Print-outs of data provided by Informa Telecoms & Media as of February 2013	Whole Document
8-2 The smart phone connections as of total mobile connections in China are forecasted to grow from 18.3% in 2011 to 34.8% in 2015, according to Informa Telecoms & Media.	101	Same as above	Whole Document

<table>
<tr><th>Statement in Form F-1</th><th>Page No. in Form F-1</th><th>Supporting Document</th><th>Page No. in Supporting Document</th></tr>
<tr><td>8-3
<table>
<tr><th></th><th>2009</th><th>2010</th><th>2011</th><th>2012</th><th>2013E</th><th>2014E</th><th>2015E</th></tr>
<tr><td>Smartphone Connections (million) ....</td><td>33.9</td><td>80.0</td><td>180.0</td><td>270.7</td><td>351.6</td><td>428.2</td><td>501.2</td></tr>
<tr><td>Smartphone connections as of mobile connections (%) ...</td><td>4.6</td><td>9.5</td><td>18.3</td><td>23.2</td><td>28.3</td><td>31.8</td><td>34.8</td></tr>
</table>
Source: Informa Telecoms & Media, as of February 2013</td><td>101</td><td>Same as above</td><td>Whole Document</td></tr>
<tr><td></td><td></td><td></td><td></td></tr>
<tr><td>9-1
We are the most visited travel website in China among online travel users, according to a report released by Nielsen in June 2012.</td><td>1, 104, 106</td><td>Tourism Website Industry Analysis and Study Report issued by Nielsen Online on June 1, 2012</td><td>6</td></tr>
</table>

(B) Photocopies of Supporting Documents

1. Reports and Data provided by iResearch Consulting Group: - marked copies
   - China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) and its Supplemental Report《中国机票酒店销售渠道研究报告简版（2011-2012 年）》及其补充报告;
   - iResearch China Online Travel Sector Research Report (2011-2012)《中国在线旅游行业年度监测报告（2011-2012 年）》;
   - Print-outs of Monthly UV Data.
2. Reports and data provided by Euromonitor International: - marked copies
   - Trade sources and national statistics in relation to domestic tourism in both U.S. and China;
   - Trade sources and national statistics in relation to tourism expenditure in both U.S. and China;
   - Trade sources and national statistics in relation to travel accommodations in both U.S. and China;
   - Trade sources and national statistics in relation to market shares of hotel brands in both U.S. and China;
3. 2011 Aviation Industry Development Statistics Report issued by Civil Aviation Administration of China《2011 年民航行业发展统计公报》- marked copies
4. Civil Aviation Domestic Airline Airfare Reform Plan promulgated in March 2004 which became effective on April 20, 2004《民航国内航空运输价格改革方案》- marked copies
5. 2011 and 2012 Year Books of China Tourism Statistics《2011 及 2012 年中国旅游统计年鉴》- marked copies
6. U.S. Online Travel Overview (Twelfth Edition) issued by PhoCusWright - marked copies
7. The 31st Statistical Report of Internet Development Status in China issued by CNNIC《中国互联网络信息中心第 31 次中国互联网络发展状况统计报告》, 2012 China Internet User Online Travel Reservation Investigation Report issued by CNNIC《2012 年中国网民在线旅行预订行为调查报告》and print-outs of internet population data provided by Euromonitor - marked copies
8. Print-outs of data provided by Informa Telecoms & Media as of February 2013 - marked copies
9. Tourism Website Industry Analysis and Study Report issued by Nielsen Online on June 1, 2012《旅游类网站行业分析研究报告》- marked copies

中国在线旅游渗透率低，增速快

iResearch 艾瑞咨询集团

2008-2015 Online Travel Booking Market Transaction Value in China
2008-2015年中国在线旅行预订市场交易规模
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
35.0%
58.0%
38.5%
29.1%
34.4%
22.4%
29.7%
4.2%
4.8%
5.1%
6.0%
7.1%
8.7%
9.8%
11.7%
11600
12900
18700
22000
24000
26200
28500
31000
486.4
617.6
948.9
1313.9
1696.0
2280.0
2790.0
3620.0
2008
2009
2010
2011
2012e
2013e
2014e
2015e
Item 1-1
Item 1-2
Item 1-3
Item 1-5
Item 1-6
Online travel penetration rate
中国在线旅行预订市场交易规模（亿元）
中国旅行业总收入（亿元）
增长率（%）
在线旅游渗透率（%）
Online travel booking market transaction value in China
100 million
Total revenues of the travel industry in China

注释：在线旅游市场机票交易额含OTA机票预订交易和航空公司线上预订部分，不包括航空公司呼叫中心和线下营业部的交易。在线旅游渗透率为在线旅游市场交易规模与中国旅行业总收入之比，仅供参考。

来源：艾瑞咨询，国家旅游总局。

6

2011年中国航空机票交易规模约2400亿元

iResearch 艾瑞咨询集团

2011年中国航空机票市场规模约为2400亿元，较去年增长12.4%。据中国民航局数据，2011年出票量接近2.9亿张，平均每天出票量约80万。随着中国航空业的较快发展和相关配套设施的完善，中国航空机票市场的增长率将稳定在12%左右。

2009-2015 Airline Tickets Transaction Value in China
2009-2015年中国航空机票交易规模
5000
4000
3000
2000
1000
0
12.4%
12.4%
11.0%
12.0%
12.0%
12.0%
Item 1-4
1900.0
2136.0
2400.0
2664.0
2983.7
3341.7
3742.7
2009
2010
2011
2012e
2013e
2014e
2015e
机票交易规模（亿元）
100 million
增长率（%）

来源：艾瑞咨询综合民航局数据核算得出，不含燃油机机场建设费用。

Airline tickets transaction value

11

机票是在线旅游市场主要组成部分，酒店次之

iResearch 艾瑞咨询集团

2011 China Online Travel Market Share
2011年中国在线旅游市场结构
Vacation packages transaction value
度假交易额
10.42%
其他
3.04%
Others
Item 1-7
机票交易额
62.24%
Airline tickets transaction value
酒店交易额
24.30%
Hotel transaction value
Item 1-10

注：在线旅游市场机票交易额含OTA机票预订交易和航空公司线上预订部分，不包括航空公司呼叫中心和线下营业部的交易。

Source：艾瑞咨询。

- 2011年中国在线旅游市场交易规模为1313.9亿，同比增长38.5%；
- 2011年在线机票交易规模约**817.7亿**元，占在线旅游市场超六成比例；
- 在线酒店交易规模为**319.3**亿，约占在线旅游市场交易规模的24.3%；
- 度假产品及其他交易规模约为**136.9**亿，占整体的10.4%；
- 租车等其他项目交易规模约为39.9亿元，占整体的3.0%。

7

(2009-2011 Online Airline Tickets Transaction Value in China)

在线机票交易规模约817.7亿

产业链图
市场特征
运营建议
典型案例

- 在线机票市场交易规模约817.7亿，市场相对较集中，较2010年的611.0亿元增长33.8%；
- 该领域携程的市场地位绝对领先，占据近三成的份额，其他OTA蚕食机票分销份额；
- 航空公司在线直销的比例将逐渐升高；
- 去哪儿、淘宝旅行、QQ旅游协助航空公司和中小代理商加强机票的在线销售。

2009-2011年中国在线机票市场交易规模

1200
800
400
0
Item 1-8
453.5
611.0
817.7
34.7%
33.8%
2009年
2010年
2011年
在线机票预订市场交易规模（亿元）
增长率（%）

2011年中国在线旅游市场机票市场交易份额

携程 27.9%
东航直销 9.4%
号百商旅 6.8%
南航直销 4.9%
国航直销 4.4%
12580 3.5%
同程网 3.4%
春航直销 2.9%
艺龙 2.7%
芒果网 2.2%
海航直销 1.6%
其他 30.2%

注：1、为避免重复，去哪儿、淘宝旅行、QQ旅游、酷讯等搜索引擎和销售平台未显示在该份额图中；2、考虑到目前呼叫中心预订的不可替代性，对于分销商如携程而言，交易规模含呼叫中心部分，但对航空公司而言，仅包含线上销售部分。

Online airline tickets booking transaction value (100 million)

Source：艾瑞咨询。

15

本报告于2012-09-06由艾瑞咨询集团提供，专供网安咨询(上海)有限公司使用，本集团保留追究对报告侵权行为的权利。

2009-2015 China Airline Tickets Online Sale Penetration Rates

Item1-9

2009-2015年中国航空机票网络销售渠道渗透率变化

100%
80%
60%
40%
20%
0%
12.4%
15.0%
21.2%
27.0%
32.2%
37.7%
43.6%
87.6%
85.0%
78.8%
73.0%
67.8%
62.3%
56.4%
2009
2010
2011
2012e
2013e
2014e
2015e
网络渠道占整体比例（%）
传统渠道占整体比例（%）

Online sale as a percentage of total airline tickets sale

1

2009-2011 Online Hotel Booking Market Transaction Value in China

在线酒店市场规模约319.3亿，分散程度高

iResearch 艾瑞咨询集团

产业链图 市场特征 新模式 运营建议 典型案例

- 在线酒店市场交易规模达319.3亿，分散程度较高，较2010年的240.9亿增长32.5%；
- 在线分销仍是在线酒店销售主力，携程、艺龙占据该市场超过四成的份额；
- 经济型连锁酒店在线直销是其销售渠道的主体，且在整个酒店在线销售市场中占据一定比例。

2009-2011年中国在线酒店预订市场交易规模

500
250
0
Item 1-11 and Item 1-16
87.9%
32.5%
128.2
240.9
319.3
2009年
2010年
2011年
在线酒店预订市场交易规模（亿元）
增长率（%）
Online hotel booking transaction value (100 million)

2011年中国在线酒店市场交易份额

其他 20.9%
芒果网 1.9%
12580 2.5%
同程网 2.8%
7天在线直销 6.1%
号百商旅 6.2%
汉庭在线直销 7.0%
如家在线直销 10.1%
艺龙 11.5%
携程 31.0%

注：1、考虑到目前呼叫中心预订的不可替代性，对于分销商如携程而言，交易规模含呼叫中心部分。
2、如家在线直销不包括莫泰部分。

Source：艾瑞咨询。

21

本报告于2012-09-06由艾瑞咨询集团提供，专供网安咨询(上海)有限公司使用，本集团保留追究对报告侵权行为的权利。

2011年中国在线旅游市场交易规模达1313.9亿

iResearch 艾瑞咨询集团

2008-2015年中国在线旅行预订市场交易规模
2008-2015 Online Travel Booking Market Transaction Value in China
5000
4000
3000
2000
1000
0
35.0%
58.0%
38.5%
29.1%
34.4%
22.4%
29.7%
486.4
617.6
948.9
1313.9
1696.0
2280.0
2790.0
3620.0
Item 1-12
2008
2009
2010
2011
2012e
2013e
2014e
2015e
中国在线旅行预订市场交易规模（亿元）
增长率（%）
Online travel booking market transaction value in China (100 million)

Source：艾瑞咨询。

本报告于2012-09-06由艾瑞咨询集团提供，专供网安咨询(上海)有限公司使用，本集团保留追究对报告侵权行为的权利。

7

在线渗透率仅为6.0%，前景广阔

iResearch 艾瑞咨询集团

2008-2015年中国旅游总收入及在线旅游渗透率
2008-2015 Total Revenues of Travel Industry in China and Online Travel Penetration Rate
40000
35000
30000
25000
20000
15000
10000
5000
0
4.2%
4.8%
5.1%
6.0%
7.1%
8.7%
9.8%
11.7%
11600
12900
18700
22000
24000
26200
28500
31000
2008
2009
2010
2011
2012e
2013e
2014e
2015e
Item 1-12
中国旅行业总收入（亿元）
在线旅游渗透率 (%)
Online travel penetration rate
Total revenues of travel industry in China (100 million)

Source：国家旅游总局，艾瑞咨询。

8

本报告于2012-09-06由艾瑞咨询集团提供，专供网安咨询(上海)有限公司使用，本集团保留追究对报告侵权行为的权利。

携程为OTA市场之首

iResearch
艾瑞咨询集团

营收规模
市场结构
市场份额
典型案例

2009-2011 Market Shares of OTAs in China

Item 1-13

2009-2011年OTA市场份额变化

100%
80%
60%
40%
20%
0%
56.4%
10.1%
6.9%
2.7%
2.3%
21.5%
49.8%
8.3%
5.8%
2.4%
2.2%
31.4%
47.4%
8.0%
4.6%
3.8%
2.3%
33.8%
2009年
2010年
2011年
携程
艺龙
号码百事通
同程网
芒果网
其他
Ctrip
eLong
Bestone
17u

注：1、艺龙、同程、芒果均采用平台开放策略
2、由于呼叫中心在在线旅游预订行业中的不可替代性，故OTA营收中包含呼叫中心部分

revenues of OTA include revenue from call centers

Source：艾瑞咨询。

- 近年来以佣金为主要收入来源的OTA市场中，占据半壁江山的携程份额有所下降，2011年约占47.4%的份额，艾瑞咨询预计携程市场份额中短期内将稳定在该水平；
- 市场的跟随者采取开放的策略，或用跟进的动作，以优质的服务和较低的成本缩短和巨头的差距；
- 销售平台、搜索引擎协助中小代理商在线市场的开拓。

41

本报告于2012-09-06由艾瑞咨询集团提供，专供网安咨询(上海)有限公司使用，本集团保留追究对报告侵权行为的权利。

Item 1-14
and
Item 1-15

Monthly UV data (10 thousands)

Jan 2010

旅行网站 ▼ 按月 ▼ 2010年01月 ▼ 分析

分析

网站分析 › 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
							基本指标	月度指标	日均指标
	合计	P		343.5	100%	5,373.9	100%	6.18	0:48
1	qunar.com [去哪儿]	▶	旅行网站	87.2	25.39%	1,447.1	26.93%	4.71	0:44
2	ctrip.com [携程]	▶	旅行网站	72.2	21.03%	1,469.3	27.34%	5.17	0:50
3	kuxun.cn [酷讯网]	▶	旅行网站	54.1	15.76%	993.2	18.48%	3.61	0:48
4	17u.com [同程网]	▶	旅行网站	25.7	7.49%	685.8	12.76%	2.35	0:59
5	elong.com [艺龙]	▶	旅行网站	24.2	7.03%	560.6	10.43%	5.27	0:43
6	huochepiao.com [火车票...	▶	旅行网站	21.4	6.22%	487.3	9.07%	4.59	0:52
7	7daysinn.cn [7天连锁...	▶	旅行网站	16.6	4.82%	366.4	6.82%	10.62	0:36
8	travelsky.com [信天游]	▶	旅行网站	16.0	4.66%	290.5	5.40%	6.04	1:08
9	daodao.com [到到网]	▶	旅行网站	15.7	4.57%	436.6	8.13%	2.5	0:49
10	china-sss.com [春秋旅游网]	▶	旅行网站	8.3	2.40%	187.5	3.49%	6.08	0:48
11	mangocity.com [芒果网]	▶	旅行网站	7.7	2.25%	198.2	3.69%	4.55	0:43
12	shike.org.cn [中国铁...	▶	旅行网站	7.6	2.22%	147.1	2.74%	14.25	0:45
13	lotour.com [乐途旅游网]	▶	旅行网站	7.5	2.19%	210.3	3.91%	2.48	0:36
14	9tour.cn [9tour.cn]	▶	旅行网站	7.0	2.03%	189.3	3.52%	1.46	0:35

Item 1-14
and
Item 1-15

Monthly UV data (10 thousands)

Feb 2010

旅行网站 ▾ 按月 ▾ 2010年02月 ▾ 分析

网站分析 ▸ 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	基本指标 月度覆盖人数比例 (%)	月度指标 人均单日浏览页面 (页)	日均指标 人均单页有效浏览时间 (分:秒)
	合计	P		249.8	100%	4,209.7	100%	5.96	0:48
1	qunar.com [去哪儿]	▸	旅行网站	61.5	24.62%	1,119.8	26.60%	4.39	0:48
2	ctrip.com [携程]	▸	旅行网站	49.9	19.98%	1,016.0	24.14%	6.69	0:50
3	kuxun.cn [酷讯网]	▸	旅行网站	34.9	13.95%	696.6	16.55%	4.46	0:48
4	17u.com [同程网]	▸	旅行网站	24.1	9.65%	596.2	14.16%	1.95	0:51
5	elong.com [艺龙]	▸	旅行网站	17.4	6.97%	387.5	9.21%	5.13	0:45
6	huochepiao.com [火车票...	▸	旅行网站	15.3	6.12%	366.2	8.70%	4.2	0:51
7	travelsky.com [信天游]	▸	旅行网站	11.1	4.44%	222.0	5.27%	5.24	0:54
8	7daysinn.cn [7天连锁...	▸	旅行网站	10.9	4.35%	230.3	5.47%	10.42	0:42
9	daodao.com [到到网]	▸	旅行网站	9.9	3.98%	241.7	5.74%	3.64	0:44
10	9tour.cn [9tour.cn]	▸	旅行网站	7.6	3.03%	206.3	4.90%	1.44	0:36
11	china-sss.com [春秋旅游网]	▸	旅行网站	5.9	2.36%	114.3	2.72%	5.16	0:44
12	shike.org.cn [中国铁...	▸	旅行网站	5.7	2.28%	103.9	2.47%	4.2	0:48
13	51766.com [中国通用旅游]	▸	旅行网站	5.6	2.26%	150.0	3.56%	2.19	0:45
14	mangocity.com [芒果网]	▸	旅行网站	5.4	2.15%	124.9	2.97%	5.5	0:38

Item 1-14
and
Item 1-15

Monthly UV data (10 thousands)

旅行网站 ▾ 按月 ▾ 2010年03月 ▾ ← Mar 2010 分析

网站分析 ▸ 网站排名 --趋势分析--

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	基本指标 月度覆盖人数比例 (%)	月度指标 人均单日浏览页面 (页)	日均指标 人均单页有效浏览时间 (分:秒)
	合计	P		276.4	100%	4,988.4	100%	6.78	0:47
1	ctrip.com [携程]		旅行网站	70.4	25.46%	1,414.3	28.35%	5.94	0:48
2	qunar.com [去哪儿]		旅行网站	64.5	23.33%	1,307.7	26.22%	4.73	0:43
3	kuxun.cn [酷讯网]		旅行网站	27.9	10.08%	609.8	12.23%	3.98	0:55
4	17u.com [同程网]		旅行网站	26.9	9.71%	709.0	14.21%	2.22	0:59
5	elong.com [艺龙]		旅行网站	17.6	6.38%	407.2	8.16%	4.97	0:45
6	travelsky.com [信天游]		旅行网站	15.2	5.49%	311.6	6.25%	6.49	0:56
7	7daysinn.cn [7天连锁...		旅行网站	14.6	5.29%	323.8	6.49%	11.13	0:33
8	9tour.cn [9tour.cn]		旅行网站	12.7	4.58%	373.4	7.48%	1.65	0:47
9	lotour.com [乐途旅游网]		旅行网站	11.4	4.11%	301.5	6.04%	2.13	0:27
10	china-sss.com [春秋旅游网]		旅行网站	9.6	3.46%	204.2	4.09%	6.57	0:45
11	51766.com [中国通用旅游]		旅行网站	9.4	3.41%	262.6	5.26%	2.94	0:49
12	huochepiao.com [火车票...		旅行网站	9.2	3.34%	252.4	5.06%	4.04	0:51
13	yododo.com [游多多旅行网]		旅行网站	8.1	2.94%	213.3	4.28%	4.28	0:56
14	daodao.com [到到网]		旅行网站	7.5	2.73%	195.5	3.92%	2.61	0:43

Item 1-14
and
Item 1-15

Monthly UV data (10 thousands)

Apr 2010

旅行网站 ▾ 按月 ▾ 2010年04月 ▾ 分析

网站分析 ▸ 网站排名 趋势分析

				基本指标				月度指标	日均指标
序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
	合计	P		360.7	100%	6,083.6	100%	5.9	0:49
1	ctrip.com [携程]		旅行网站	94.1	26.08%	1,773.4	29.15%	5.75	0:55
2	qunar.com [去哪儿]		旅行网站	82.3	22.82%	1,468.5	24.14%	4.25	0:43
3	17u.com [同程网]		旅行网站	45.5	12.62%	1,124.2	18.48%	2.09	0:51
4	kuxun.cn [酷讯网]		旅行网站	39.7	11.01%	838.7	13.79%	4.18	0:48
5	elong.com [艺龙]		旅行网站	28.5	7.89%	613.7	10.09%	4.73	0:38
6	7daysinn.cn [7天连锁...		旅行网站	19.6	5.44%	412.4	6.78%	10.19	0:41
7	9tour.cn [9tour.cn]		旅行网站	13.9	3.86%	352.0	5.79%	1.49	1:05
8	huochepiao.com [火车票...		旅行网站	13.4	3.70%	281.1	4.62%	3.33	1:11
9	lotour.com [乐途旅游网]		旅行网站	13.0	3.59%	356.8	5.86%	3.07	0:31
10	travelsky.com [信天游]		旅行网站	12.7	3.53%	250.9	4.12%	4.84	0:54
11	china-sss.com [春秋旅游网]		旅行网站	11.0	3.04%	232.1	3.82%	5.42	0:41
12	51766.com [中国通用旅游]		旅行网站	10.6	2.92%	274.7	4.52%	2.58	0:38
13	yododo.com [游多多旅行网]		旅行网站	10.2	2.82%	254.7	4.19%	3.92	0:49
14	daodao.com [到到网]		旅行网站	8.9	2.48%	212.4	3.49%	2.82	0:47

Item 1-14
and
Item 1-15

Monthly UV data (10 thousands)

May 2010

旅行网站 ▾ 按月 ▾ 2010年05月 ▾ 分析

网站分析 ▸ 网站排名 趋势分析

				基本指标				月度指标	日均指标
序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
	合计	P		326.4	100%	5,540.2	100%	5.91	0:53
1	ctrip.com [携程]		旅行网站	83.5	25.59%	1,550.0	27.98%	5.26	0:53
2	qunar.com [去哪儿]		旅行网站	78.1	23.92%	1,604.1	28.95%	4.04	0:47
3	17u.com [同程网]		旅行网站	40.7	12.48%	1,031.7	18.62%	2.07	0:51
4	kuxun.cn [酷讯网]		旅行网站	36.1	11.07%	806.1	14.55%	3.6	0:55
5	elong.com [艺龙]		旅行网站	27.7	8.48%	643.1	11.61%	5.11	0:43
6	7daysinn.cn [7天连锁...		旅行网站	17.4	5.32%	367.8	6.64%	11.95	0:52
7	kftour.com [开封旅游网]		旅行网站	12.7	3.88%	19.9	0.36%	1	2:26
8	travelsky.com [信天游]		旅行网站	12.3	3.76%	237.3	4.28%	4.71	1:08
9	lotour.com [乐途旅游网]		旅行网站	10.6	3.24%	300.6	5.43%	3.5	0:39
10	9tour.cn [9tour.cn]		旅行网站	10.2	3.12%	293.4	5.30%	1.46	1:06
11	china-sss.com [春秋旅游网]		旅行网站	9.7	2.98%	239.7	4.33%	7.9	0:50
12	huochepiao.com [火车票...		旅行网站	8.7	2.66%	238.0	4.30%	3.27	0:50
13	yododo.com [游多多旅行网]		旅行网站	8.1	2.47%	205.7	3.71%	3.96	0:55
14	daodao.com [到到网]		旅行网站	6.9	2.10%	173.2	3.13%	3.24	0:48

Item 1-14 and Item 1-15

Monthly UV data (10 thousands)

Jun 2010

旅行网站 ▾ 按月 ▾ 2010年06月 ▾ 分析

网站分析 ▸ 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
							基本指标	月度指标	日均指标
	合计	P		367.1	100%	6,007.1	100%	6.28	0:58
1	ctrip.com [携程]	▶	旅行网站	98.2	26.75%	1,721.2	28.65%	5.64	1:01
2	qunar.com [去哪儿]	▶	旅行网站	95.3	25.96%	1,675.2	27.89%	4.04	0:56
3	kuxun.cn [酷讯网]	▶	旅行网站	42.9	11.70%	932.0	15.51%	3.77	1:04
4	17u.com [同程网]	▶	旅行网站	40.0	10.90%	1,059.5	17.64%	2.41	1:00
5	elong.com [艺龙]	▶	旅行网站	26.8	7.30%	578.8	9.64%	8.37	0:44
6	7daysinn.cn [7天连锁...	▶	旅行网站	20.5	5.58%	447.4	7.45%	10.87	0:43
7	travelsky.com [信天游]	▶	旅行网站	15.0	4.08%	309.8	5.16%	4.81	0:59
8	huochepiao.com [火车票...	▶	旅行网站	12.5	3.40%	308.8	5.14%	3.74	0:59
9	lotour.com [乐途旅游网]	▶	旅行网站	11.5	3.14%	296.0	4.93%	2.67	0:34
10	9tour.cn [9tour.cn]	▶	旅行网站	9.6	2.61%	270.7	4.51%	1.69	1:28
11	yododo.com [游多多旅行网]	▶	旅行网站	9.2	2.51%	233.3	3.88%	4.63	1:04
12	china-sss.com [春秋旅游网]	▶	旅行网站	9.0	2.45%	184.2	3.07%	8.1	0:56
13	mangocity.com [芒果网]	▶	旅行网站	8.6	2.35%	218.4	3.63%	3.99	0:55
14	daodao.com [到到网]	▶	旅行网站	8.2	2.22%	222.6	3.71%	3.48	0:45

Item 1-14
and
Item 1-15

Monthly UV data (10 thousands)

Jul 2010

旅行网站 ▾ 按月 ▾ 2010年07月 ▾ 分析

网站分析 › 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
				基本指标				月度指标	日均指标
	合计	P		405.7	100%	6,610.9	100%	6.59	0:56
1	ctrip.com [携程]		旅行网站	102.2	25.18%	1,929.7	29.19%	5.75	0:52
2	qunar.com [去哪儿]		旅行网站	83.0	20.45%	1,569.3	23.74%	4.33	0:53
3	17u.com [同程网]		旅行网站	55.1	13.59%	1,450.7	21.94%	2.41	0:55
4	kuxun.cn [酷讯网]		旅行网站	53.6	13.20%	1,168.8	17.68%	4.08	0:57
5	elong.com [艺龙]		旅行网站	33.6	8.28%	745.4	11.28%	7.73	0:44
6	7daysinn.cn [7天连锁...		旅行网站	24.8	6.12%	578.7	8.75%	10.18	0:39
7	huochepiao.com [火车票...		旅行网站	16.2	4.00%	390.5	5.91%	4.02	0:57
8	travelsky.com [信天游]		旅行网站	15.4	3.79%	315.3	4.77%	6.72	1:07
9	9tour.cn [9tour.cn]		旅行网站	14.9	3.68%	440.4	6.66%	1.63	0:57
10	lotour.com [乐途旅游网]		旅行网站	14.8	3.66%	402.0	6.08%	2.67	0:55
11	yododo.com [游多多旅行网]		旅行网站	11.5	2.84%	286.4	4.33%	4.86	0:59
12	china-sss.com [春秋旅游网]		旅行网站	11.3	2.79%	241.2	3.65%	7.2	0:54
13	51766.com [中国通用旅游]		旅行网站	10.2	2.51%	262.0	3.96%	2.66	0:54
14	daodao.com [到到网]		旅行网站	9.0	2.22%	251.1	3.80%	3.57	1:04

Item 1-14 and Item 1-15

Monthly UV data (10 thousands)

Aug 2010

旅行网站 ▾ 按月 ▾ 2010年08月 ▾ 分析

网站分析 › 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
				基本指标				月度指标	日均指标
	合计	P		368.3	100%	6,350.1	100%	5.9	0:53
1	ctrip.com [携程]		旅行网站	89.5	24.29%	1,731.5	27.27%	5.87	0:51
2	qunar.com [去哪儿]		旅行网站	86.1	23.37%	1,771.8	27.90%	3.79	0:48
3	17u.com [同程网]		旅行网站	51.7	14.02%	1,350.3	21.26%	2.39	0:59
4	kuxun.cn [酷讯网]		旅行网站	33.2	9.01%	758.0	11.94%	4.05	0:58
5	elong.com [艺龙]		旅行网站	26.4	7.17%	642.6	10.12%	7.25	0:47
6	7daysinn.cn [7天连锁...		旅行网站	19.4	5.26%	496.8	7.82%	8.32	0:46
7	huochepiao.com [火车票...		旅行网站	13.3	3.61%	351.7	5.54%	3.81	1:05
8	travelsky.com [信天游]		旅行网站	13.1	3.55%	278.5	4.39%	4.78	1:07
9	lotour.com [乐途旅游网]		旅行网站	12.3	3.35%	344.9	5.43%	2.37	0:37
10	9tour.cn [9tour.cn]		旅行网站	11.4	3.11%	342.9	5.40%	1.54	0:53
11	daodao.com [到到网]		旅行网站	10.1	2.73%	264.1	4.16%	4.42	0:45
12	etpass.com [快乐e行]		旅行网站	9.9	2.68%	244.7	3.85%	4.17	0:31
13	china-sss.com [春秋旅游网]		旅行网站	9.2	2.48%	228.9	3.60%	5.32	0:45
14	yododo.com [游多多旅行网]		旅行网站	9.1	2.47%	237.6	3.74%	3.03	1:09

Item 1-14
and
Item 1-15

Monthly UV data (10 thousands)

Sep 2010

旅行网站 ▾ 按月 ▾ 2010年09月 ▾ 分析

网站分析 ▸ 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
						基本指标		月度指标	日均指标
	合计	P		393.0	100%	6,131.4	100%	6.26	0:57
1	ctrip.com [携程]		旅行网站	89.6	22.80%	1,711.9	27.92%	5.65	0:55
2	qunar.com [去哪儿]		旅行网站	86.8	22.07%	1,611.9	26.29%	3.88	0:47
3	17u.com [同程网]		旅行网站	59.6	15.15%	1,335.8	21.79%	2.69	1:01
4	kuxun.cn [酷讯网]		旅行网站	47.8	12.15%	933.8	15.23%	4.57	0:59
5	elong.com [艺龙]		旅行网站	27.6	7.03%	612.8	9.99%	8.35	0:45
6	yododo.com [游多多旅行网]		旅行网站	22.4	5.70%	330.5	5.39%	3.64	1:06
7	7daysinn.cn [7天连锁...		旅行网站	17.7	4.49%	415.4	6.78%	9.5	0:50
8	lotour.com [乐途旅游网]		旅行网站	16.2	4.11%	363.2	5.92%	2.57	0:40
9	huochepiao.com [火车票...		旅行网站	14.9	3.78%	344.5	5.62%	4	1:00
10	travelsky.com [信天游]		旅行网站	14.6	3.71%	286.8	4.68%	6	1:00
11	daodao.com [到到网]		旅行网站	13.7	3.48%	314.4	5.13%	3.27	0:46
12	lvmama.com [驴妈妈]		旅行网站	11.1	2.82%	271.3	4.42%	4.07	0:53
13	china-sss.com [春秋旅游网]		旅行网站	10.8	2.74%	256.3	4.18%	6.09	0:50
14	tuniu.com [途牛旅游网]		旅行网站	8.7	2.20%	217.7	3.55%	4.06	1:09

Item 1-14
and
Item 1-15

Monthly UV data (10 thousands)

Oct 2010

旅行网站 ▾ 按月 ▾ 2010年10月 ▾ 分析

网站分析 ▸ 网站排名 ---趋势分析---

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	基本指标 月度覆盖人数比例 (%)	月度指标 人均单日浏览页面 (页)	日均指标 人均单页有效浏览时间 (分:秒)
	合计	P		304.7	100%	5,477.2	100%	5.72	0:55
1	ctrip.com [携程]		旅行网站	75.3	24.71%	1,466.7	26.78%	5.99	0:59
2	qunar.com [去哪儿]		旅行网站	67.0	22.00%	1,361.9	24.86%	3.24	0:50
3	17u.com [同程网]		旅行网站	44.6	14.64%	1,181.7	21.58%	2.22	0:53
4	kuxun.cn [酷讯网]		旅行网站	33.0	10.82%	715.1	13.06%	4.71	1:03
5	elong.com [艺龙]		旅行网站	28.0	9.18%	560.6	10.24%	5.21	0:47
6	7daysinn.cn [7天连锁...		旅行网站	15.3	5.01%	354.7	6.48%	8.56	0:43
7	travelsky.com [信天游]		旅行网站	13.0	4.27%	255.8	4.67%	5.8	1:01
8	daodao.com [到到网]		旅行网站	12.5	4.11%	317.4	5.79%	3.49	0:40
9	lotour.com [乐途旅游网]		旅行网站	12.3	4.05%	309.4	5.65%	2.13	0:42
10	china-sss.com [春秋旅游网]		旅行网站	8.7	2.86%	198.7	3.63%	6.16	0:56
11	yododo.com [游多多旅行网]		旅行网站	7.7	2.53%	230.4	4.21%	3.06	0:56
12	huochepiao.com [火车票...		旅行网站	6.8	2.23%	189.5	3.46%	3.94	1:03
13	lvmama.com [驴妈妈]		旅行网站	6.0	1.97%	165.2	3.02%	3.25	0:43
14	tuniu.com [途牛旅游网]		旅行网站	5.8	1.91%	147.8	2.70%	3.21	0:58

Item 1-14
and
Item 1-15

Monthly uv data (10 thousands)

Nov 2010

旅行网站 ▾　按月 ▾　2010年11月 ▾　分析

网站分析 ▸ 网站排名　--趋势分析--

				基本指标				月度指标	日均指标
序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
	合计	P		281.5	100%	4,872.3	100%	5.97	0:58
1	qunar.com [去哪儿]	▸	旅行网站	67.8	24.09%	1,282.7	26.33%	4.14	0:51
2	ctrip.com [携程]	▸	旅行网站	66.8	23.73%	1,229.5	25.23%	7.03	0:55
3	kuxun.cn [酷讯网]	▸	旅行网站	31.4	11.16%	726.4	14.91%	3.41	1:27
4	17u.com [同程网]	▸	旅行网站	28.5	10.13%	761.8	15.64%	2.17	0:50
5	elong.com [艺龙]	▸	旅行网站	25.6	9.08%	509.4	10.45%	5.92	0:39
6	7daysinn.cn [7天连锁...	▸	旅行网站	18.7	6.65%	458.3	9.41%	9.22	0:42
7	daodao.com [到到网]	▸	旅行网站	12.1	4.32%	278.0	5.71%	3.49	0:44
8	travelsky.com [信天游]	▸	旅行网站	10.9	3.87%	220.4	4.52%	5.7	1:25
9	china-sss.com [春秋旅游网]	▸	旅行网站	8.2	2.91%	170.2	3.49%	7.24	0:53
10	lotour.com [乐途旅游网]	▸	旅行网站	6.8	2.41%	168.6	3.46%	1.99	0:38
11	lvmama.com [驴妈妈]	▸	旅行网站	6.4	2.27%	142.5	2.92%	2.67	0:41
12	huochepiao.com [火车票...	▸	旅行网站	5.8	2.06%	146.7	3.01%	4.08	1:20
13	mangocity.com [芒果网]	▸	旅行网站	5.6	1.98%	121.0	2.48%	5.46	0:55
14	tuniu.com [途牛旅游网]	▸	旅行网站	5.4	1.91%	121.3	2.49%	3.42	0:59

Item 1-14
and
Item 1-15

Monthly UV data (10 thousands)

Dec 2010

旅行网站 ▾ 按月 ▾ 2010年12月 ▾ 分析

网站分析 › 网站排名 --趋势分析--

					基本指标		月度指标	日均指标
序号	网站	网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
	合计		335.4	100%	5,552.6	100%	5.87	0:58
1	qunar.com [去哪儿]	旅行网站	86.2	25.71%	1,433.9	25.82%	4.17	0:50
2	ctrip.com [携程]	旅行网站	73.0	21.77%	1,370.2	24.68%	6.12	0:56
3	kuxun.cn [酷讯网]	旅行网站	57.2	17.06%	1,258.1	22.66%	3.77	1:11
4	17u.com [同程网]	旅行网站	41.0	12.21%	1,024.4	18.45%	3.39	0:55
5	elong.com [艺龙]	旅行网站	19.8	5.91%	474.4	8.54%	5.37	0:45
6	7daysinn.cn [7天连锁...	旅行网站	15.5	4.63%	374.1	6.74%	10.5	0:43
7	travelsky.com [信天游]	旅行网站	14.2	4.24%	280.5	5.05%	6.81	0:55
8	daodao.com [到到网]	旅行网站	12.0	3.59%	329.7	5.94%	3.57	0:37
9	huochepiao.com [火车票...	旅行网站	11.1	3.31%	290.5	5.23%	3.83	1:08
10	china-sss.com [春秋旅游网]	旅行网站	8.9	2.64%	189.7	3.42%	5.97	1:00
11	mangocity.com [芒果网]	旅行网站	7.4	2.20%	176.6	3.18%	4.92	0:58
12	tuniu.com [途牛旅游网]	旅行网站	6.7	1.99%	157.9	2.84%	2.69	0:56
13	lotour.com [乐途旅游网]	旅行网站	6.2	1.86%	172.8	3.11%	2.11	0:48
14	htinns.com [汉庭连锁酒店]	旅行网站	5.4	1.62%	135.8	2.45%	8.48	0:43

(Item 1-14 and Item 1-15)

state-owned website

月度覆盖人数 Monthly UV data
-- *iResearch Data*
(thousands people)

Month	Qunar.com	12306.cn	Ctrip.com	17u.com	eLong.com	cncn.com	kuxun.com	7daysinn.com	lvmama.com	tieyou.com	mafengwo.cn	lvping.com
201101	18,397		15,311	12,497	5,084		17,970	4,069				
201102	17,107		12,349	10,684	4,086		13,671	3,863	2,255			
201103	18,609	4,644	13,393	13,094	5,006		13,188	3,763	2,881			
201104	18,096	3,993	12,276	15,165	5,148		15,000	2,991	2,958			
201105	16,247	2,501	12,122	13,264	4,427		12,996	2,729	2,966			
201106	17,334	5,424	10,566	12,434	4,297		12,939	2,805	2,364			
201107	18,710	6,136	12,731	16,469	4,834		16,241	2,704	3,439			
201108	25,519	6,153	11,845	15,873	5,002		10,413	3,041	2,957			
201109	27,810	10,458	12,637	14,742	4,530		9,109	3,834	2,595			
201110	22,771	6,720	12,023	11,664	3,994		6,898	2,559	1,947			
201111	23,421	8,790	11,192	10,532	3,565		6,869	2,481	1,494			
201112	28,087	20,301	11,892	10,292	3,476		8,245	2,402	1,654			
201201	29,306	34,636	13,497	10,170	4,406	5,871	7,714	1,932	1,961	4,159		
201202	25,000	16,791	14,339	10,357	5,424	4,788	5,386	2,490	2,079	2,387		
201203	29,022	16,410	16,165	12,270	6,373	5,757	5,214	3,806	2,858	2,796		
201204	29,712	20,213	16,789	13,873	6,564	6,768	5,041	3,484	3,050	3,103		
201205	26,401	16,626	16,045	10,920	5,630	5,510	4,354	2,974	2,234	2,607		
201206	31,013	23,611	18,180	11,950	6,601	7,139	5,292	2,764	2,204	3,431		
201207	35,653	29,698	22,460	15,789	9,844	10,000	7,121	3,420	2,726	4,188		
201208	34,580	32,515	21,596	15,756	8,989	9,279	7,203	3,286	3,246	4,297		
201209	35,735	44,438	19,880	15,911	8,959	9,246	7,948	3,968	3,039	4,882	2,214	
201210	28,041	28,962	15,381	12,739	7,078	7,033	5,660	3,657	1,920	2,655	1,946	2,691
201211	26,978	26,823	17,398	11,186	6,917	5,957	5,852	3,700	1,975	3,050	2,108	2,460
201212	29,780	36,272	18,497	12,865	6,138	6,585	5,866	3,794	1,785	4,217	1,954	2,789
201301	34,024	67,057	18,753	13,936	7,017	6,262	6,289	3,946	1,772	7,672	2,141	2,907
201302	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

酒店业稳步发展，2012年营收将达2850亿

iResearch
艾瑞咨询集团

- 中国整体酒店业发展较为稳定，2011年酒店业总营收达2572亿元，较往年增长11.4%，其中酒店餐饮收入达1010亿元，约占整体40%的份额，客房收入达1090元，约占42%的份额；
- 预计2012年该规模将增至2850亿元，增长10.8%。

2009-2015 Total Revenue of Hotels in China

2009-2015年中国酒店业营收规模

5000
4000
3000
2000
1000
0
10.4%
13.0%
11.4%
10.8%
9.5%
7.4%
5.7%
1850.0
2042.9
2308.5
2572.0
2850.0
3120.0
3350.0
3540.0
Item 1-16
2008
2009
2010
2011
2012e
2013e
2014e
2015e
营业收入(亿元)
增长率（%）

注释：此处酒店仅包含全国等级在册的星级酒店，不包含其他客栈、度假酒店、公寓、度假村等；营收规模含餐饮、客房等收入。
来源：艾瑞咨询结合中国旅游局星级酒店统计公报核算得出，供参考。

Revenue (100 million)

16

Item 2-1

Passport

Market Sizes | Historic/Forecast | Number of Trips | '000 trips

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			
China	Domestic Tourism Travel By Purpose Of Visit	1,455,465.2	1,673,950.9	1,929,532.6	2,193,354.1	2,462,433.8	2,746,669.3	3,053,926.7	3,364,010.7	3,677,309.3	3,990,816.0	Q3 完成,每年, 基于前三个季度的表现预计		
China	Domestic Business Tourism	468,077.6	528,968.5	614,556.1	689,813.0	771,973.0	855,593.7	948,244.2	1,040,488.5	1,134,449.9	1,221,987.9			
China	Domestic Business Tourism By Air	75,975.3	86,041.1	96,476.6	107,474.8	118,196.8	130,467.7	143,534.5	157,435.7	170,994.9	184,375.7			
China	Domestic Business Tourism By Land	203,328.5	231,507.4	265,310.7	299,394.2	334,891.0	370,803.0	409,226.2	447,413.4	485,404.8	518,806.1			
China	Domestic Business Tourism By Rail	166,506.2	190,830.4	229,614.4	257,720.3	291,798.4	326,856.0	364,944.2	403,681.3	443,115.6	482,888.7			
China	Domestic Business Tourism By Sea	22,268.6	20,589.6	23,154.4	25,223.7	27,086.8	27,466.9	30,539.3	31,958.1	34,934.4	35,917.3			
China	Domestic Leisure Tourism	987,387.6	1,144,982.4	1,314,976.5	1,503,551.1	1,690,460.8	1,891,095.6	2,105,682.5	2,323,522.2	2,542,859.4	2,768,828.1			
China	Domestic Leisure Tourism By Air	163,739.8	189,993.4	222,861.0	256,623.6	290,567.2	326,856.0	366,471.2	410,409.3	454,147.7	494,861.2			
China	Domestic Leisure Tourism By Land	362,265.3	420,998.7	486,242.2	553,824.4	622,995.7	696,285.7	775,697.4	857,822.7	941,391.2	1,025,639.7			
China	Domestic Leisure Tourism By Rail	349,311.6	406,770.1	470,805.9	540,664.2	609,452.4	682,552.3	763,481.7	847,730.7	956,100.4	1,057,566.2			
China	Domestic Leisure Tourism By Sea	112,070.8	127,220.3	135,067.3	152,438.8	167,445.5	185,401.5	200,032.2	207,559.5	191,220.1	190,761.0			
China - '000	Population: National Estimates at January 1st	1,321,290.0	1,328,020.0	1,334,500.0	1,340,910.0	1,347,093.1	1,353,012.8	1,358,632.2	1,363,912.5	1,368,819.1	1,373,322.6	1,377,405.8	1,381,062.3	1,384,292.7
	Trip per person				1.6	1.8	2.0	2.2	2.5	2.7				
USA	Domestic Tourism Travel By Purpose Of Visit	982,177.6	955,498.8	973,380.9	983,772.7	1,010,834.2	1,018,490.2	1,034,082.9	1,057,261.9	1,079,871.9	1,094,062.2			
USA	Domestic Business Tourism	221,088.2	207,328.1	211,553.9	211,844.0	216,531.1	216,629.7	218,633.4	224,216.4	228,651.5	231,831.8			
USA	Domestic Business Tourism By Air	26,027.7	23,887.5	24,139.6	24,200.8	24,664.4	24,851.3	25,230.7	26,009.5	26,563.5	27,023.3			
USA	Domestic Business Tourism By Land	172,470.4	161,081.9	164,247.6	163,835.9	167,000.2	166,723.5	167,965.1	172,514.5	175,848.4	178,332.1			
USA	Domestic Business Tourism By Rail	22,590.1	22,358.7	23,166.5	23,807.3	24,866.5	25,055.0	25,437.6	25,692.4	26,239.6	26,476.3			
USA	Domestic Business Tourism By Sea	-	-	-	-	-	-	-	-	-	-			
USA	Domestic Leisure Tourism	761,089.5	748,170.7	761,827.0	771,928.7	794,303.1	801,860.5	815,449.5	833,045.5	851,220.4	862,230.4			
USA	Domestic Leisure Tourism By Air	84,958.4	80,930.7	82,056.0	82,735.3	84,809.0	85,960.9	87,377.0	89,341.7	91,460.6	92,885.9			
USA	Domestic Leisure Tourism By Land	627,022.2	617,849.6	627,305.8	634,298.9	652,076.8	659,373.2	669,855.6	684,600.8	698,858.1	707,858.2			
USA	Domestic Leisure Tourism By Rail	42,233.6	42,997.4	45,748.9	48,204.9	50,541.7	51,943.2	52,426.2	53,393.6	54,098.9	54,812.5			
USA	Domestic Leisure Tourism By Sea	6,875.2	6,592.9	6,716.3	6,689.7	6,873.7	4,583.2	5,790.7	5,709.4	6,802.9	6,673.8			
USA - '000	Population: National Estimates at January 1st	304,094.0	306,771.5	309,349.7	311,611.5	313,985.2	316,355.2	318,726.3	321,105.2	323,489.0	325,875.5	328,262.2	330,647.0	333,027.6
	Trip per person				3.2	3.2	3.2	3.2	3.3	3.3				

Research Sources:
Travel and Tourism: Euromonitor from trade sources/national statistics

Date Exported (GMT): 17/06/2013 07:28:55

© Euromonitor International

Item 2-2 (part 1)

Passport

Market Sizes | Historic/Forecast

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country	166,764.5	188,752.7	231,623.9	347,237.4	308,682.6	*453,599.8*	*504,786.0*	*561,020.6*	*622,513.4*	*687,990.3*	-	-	-	new interview - 根据中国国家旅游协会公布的数字做的. 国家旅方协会的沟通. Scope保持一致
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Accommodation	53,993.0	52,547.8	67,968.8	80,380.7	89,288.9	*99,853.2*	*109,007.7*	*118,612.3*	*128,592.9*	*139,116.4*	-	-	-	
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Entertainment	10,752.5	12,281.7	14,893.9	22,426.8	25,534.6	*28,586.5*	*31,647.8*	*35,286.0*	*39,749.0*	*45,070.9*	-	-	-	
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Excursions	4,703.6	6,704.8	8,232.8	14,374.0	16,671.5	*18,899.9*	*20,973.1*	*23,250.6*	*25,735.2*	*28,435.4*	-	-	-	
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Food	26,033.7	30,671.9	40,126.6	69,327.6	80,904.3	*92,857.7*	*103,955.9*	*115,800.2*	*128,764.4*	*142,419.2*	-	-	-	
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Shopping	45,682.3	56,109.0	65,717.7	107,482.5	126,284.5	*146,741.2*	*166,208.9*	*187,757.4*	*211,453.6*	*236,380.2*	-	-	-	
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Travel Within Country	20,064.4	22,777.4	26,627.8	40,633.8	45,678.9	*50,710.8*	*55,562.1*	*61,269.4*	*67,505.7*	*74,169.2*	-	-	-	
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Other Tourism Expenditure In-Country	5,535.0	7,660.1	8,054.2	12,631.8	14,299.9	*15,950.4*	*17,430.5*	*19,044.7*	*20,712.5*	*22,399.0*	-	-	-	
China - '000	Population: National Estimates at January 1st	1,321,290.0	1,328,020.0	1,334,500.0	1,340,910.0	1,347,093.1	*1,353,012.8*	*1,358,632.2*	*1,363,912.5*	*1,368,819.1*	*1,373,322.6*	*1,377,405.6*	*1,381,062.3*	*1,384,292.7*	
	Travel Expenditure per Capita				*259.0*	*295.9*	*335.3*	*371.5*	*0.0*	*0.0*					
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country	792,617.1	719,792.2	772,085.3	820,722.7	847,202.3	*890,713.0*	*929,700.6*	*974,970.7*	*1,024,068.5*	*1,076,298.4*	-	-	-

Item 2-2 (part 2)

USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Accommodation	139,616.2	120,971.9	125,362.6	132,881.9	139,972.1	*147,257.0*	*154,161.5*	*160,332.7*	*166,705.4*	*173,250.5*	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Entertainment	128,811.4	122,779.9	122,865.7	126,978.3	127,533.4	*132,561.4*	*137,263.8*	*142,906.3*	*149,443.2*	*161,905.4*	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Excursions	3,171.0	2,912.0	3,177.9	3,478.0	3,592.9	*3,776.7*	*3,950.6*	*4,164.1*	*4,406.5*	*4,551.9*	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Food	121,769.0	111,706.0	113,622.6	120,310.2	123,154.0	*128,872.9*	*134,390.6*	*140,909.6*	*148,428.7*	*157,403.5*	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Shopping	113,355.0	95,615.0	95,440.2	102,417.6	104,388.1	*109,012.4*	*113,320.7*	*118,487.8*	*124,425.0*	*132,293.8*	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Travel Within Country	175,712.0	151,991.3	169,259.8	182,109.2	187,331.6	*196,008.0*	*204,105.9*	*214,142.5*	*225,603.9*	*235,183.2*	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Other Tourism Expenditure In-Country	110,382.5	113,816.1	141,386.4	152,487.5	161,230.3	*173,224.6*	*182,507.4*	*194,027.7*	*204,875.8*	*211,710.2*	-	-	-
USA - '000	Population: National Estimates at January 1st	304,094.0	306,771.5	309,349.7	311,611.5	313,995.2	*316,355.2*	*318,726.3*	*321,105.2*	*323,489.0*	*325,875.5*	*328,262.2*	*330,647.0*	*333,027.6*
	Travel Expenditure per Capita				*2,633.6*	*2,698.1*	*2,815.5*	*0.1*	*0.1*	*0.1*				

Research Sources:
Population: National Estimates at January 1st: Euromonitor International from national statistics/UN
Travel and Tourism: Euromonitor from trade sources/national statistics

Date Exported (GMT):
© Euromonitor International

Item 2-3

Passport

Market Sizes | Historic | Sites/outlets

Geography	Category	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2012
China	Hotels	64,383	73,807	77,071	77,854	80,627	87,504	95,579	102,269
China	Chained Hotels	11,926	14,041	14,979	15,550	17,497	20,724	23,895	27,359
China	Independent Hotels	52,457	59,766	62,092	62,304	63,130	66,780	71,684	74,910
China	Other Travel Accommodation	163,647	170,218	180,319	185,224	189,898	197,123	205,279	211,657
China	Other Travel Accommodation by Category	163,647	170,218	180,319	185,224	189,898	197,123	205,279	211,657
China	Campsites	-	-	-	-	-	-	-	-
China	Chalets	55	68	74	78	79	83	87	91
China	Guesthouses	71,103	72,252	72,764	73,965	75,754	76,481	77,169	77,787
China	Hostels	52	74	85	90	94	95	96	97
China	Motels	15	28	37	42	44	48	51	55
China	Private Accommodation	92,349	97,705	107,234	110,919	113,793	120,279	127,736	133,484
China	Self-Catering Apartments	73	91	125	130	134	137	140	143
China	Other Other Travel Accommodation	-	-	-	-	-	-	-	-
	Total Accommodation	**228,030**	**244,025**	**257,390**	**263,078**	**270,525**	**284,627**	**300,858**	**313,928**
USA	Hotels	40,372	39,839	40,676	41,901	43,025	43,547	43,816	44,243
USA	Chained Hotels	21,397	21,407	22,350	23,672	24,705	24,994	25,075	25,356
USA	Independent Hotels	18,975	18,432	18,326	18,229	18,320	18,553	18,741	18,887
USA	Other Travel Accommodation	1,293,416	1,322,528	1,328,897	1,336,753	1,343,675	1,349,808	1,355,255	1,362,801
USA	Other Travel Accommodation by Category	1,293,416	1,322,528	1,328,897	1,336,753	1,343,675	1,349,808	1,355,255	1,362,801
USA	Campsites	16,447	16,353	16,908	16,535	16,381	16,342	16,277	16,264
USA	Chalets	-	-	-	-	-	-	-	-
USA	Guesthouses	16,973	16,662	16,754	16,030	15,403	14,969	14,541	14,683
USA	Hostels	738	747	755	757	769	772	776	777
USA	Motels	7,310	7,390	7,480	7,701	7,892	8,075	7,911	7,967
USA	Private Accommodation	-	-	-	-	-	-	-	-
USA	Self-Catering Apartments	1,251,948	1,281,376	1,287,000	1,295,730	1,303,230	1,309,650	1,315,750	1,323,110
USA	Other Other Travel Accommodation	-	-	-	-	-	-	-	-
	Total Accommodation	**1,333,788**	**1,362,367**	**1,369,573**	**1,378,654**	**1,386,700**	**1,393,355**	**1,399,071**	**1,407,044**

7.9 %   8.7 %

经济型酒店 (中高端,国际品牌,稳定, 经济型酒店,如家Motel,
上一期统计的有问题

改动的原因是top line expenditure 改动, expediture on each part.
incoming tourist expendiure * percentage
domestic tourist expenditure * %

1.8 %   1.8 %

Research Sources:
Travel and Tourism: Euromonitor from trade sources/national statistics

Date Exported (GMT): 17/06/2013 06:43:36
© Euromonitor International

Item 2-4

Passport

Company Shares (by National Brand Owner) | Historic | Retail Value RSP | % breakdown

Category	Geography	Company	2006	2007	2008	2009	2010	2011	2012		2012
Hotels	China	InterContinental Hotels Group Plc	1.9	2.3	2.9	2.9	3.0	3.0	2.9	Top 5 share	12.3
Hotels	China	Homeinns Hotel & Management Co Ltd	0.3	0.5	0.9	1.8	2.0	2.9	2.9		
Hotels	China	Shanghai Jinjiang Holdings Co Ltd	1.7	2.3	2.8	3.0	2.7	2.6	2.5		
Hotels	China	Starwood Hotels & Resorts Worldwide Inc	0.8	1.3	1.6	2.3	2.2	2.4	2.2		
Hotels	China	Jinling Hotels & Resorts Corp	0.7	0.8	1.1	1.6	1.9	1.8	1.8		
Hotels	China	China Lodging Group Ltd	0.0	0.1	0.5	0.8	1.1	0.9	1.6		
Hotels	China	Marriott International Inc	1.3	1.5	1.7	1.8	1.6	1.5	1.5		
Hotels	China	Accor Group	0.8	1.2	1.8	1.5	1.3	1.3	1.4		
Hotels	China	7 Days Group Holdings Ltd	0.0	0.1	0.3	0.6	0.9	1.2	1.4		
Hotels	China	Shangri-La Hotel & Resort Inc	0.9	1.5	1.5	1.5	1.2	1.3	1.3		
Hotels	China	Ramada Worldwide Inc	0.1	0.2	0.4	0.6	0.6	0.6	0.6		
Hotels	China	Conifer International Hotel	0.5	0.7	0.8	0.6	0.5	0.4	0.4		
Hotels	China	HK Metropark Hotels Management Co Ltd	0.3	0.4	0.5	0.5	0.5	0.4	0.4		
Hotels	China	Gloria Hotels & Resorts	0.3	0.3	0.4	0.3	0.3	0.3	0.3		
Hotels	China	Shanghai Motel Chain Co Ltd	0.2	0.4	0.5	1.3	1.2	0.2	0.2		
Hotels	China	Oriental Hotel Holdings Co Ltd	0.6	0.7	0.6	-	-	-	-		
Hotels	China	Others	89.6	85.7	81.8	78.8	79.1	79.2	78.6		
Hotels	China	Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0		
Hotels	USA	Marriott International Inc	15.7	15.6	15.7	15.9	16.0	16.3	16.6	Top 5 share	54.3
Hotels	USA	Hilton Worldwide	-	-	-	15.7	15.7	16.0	15.9		
Hotels	USA	InterContinental Hotels Group Plc	8.2	8.6	8.7	9.3	9.1	9.1	9.3		
Hotels	USA	Starwood Hotels & Resorts Worldwide Inc	5.7	6.1	6.1	5.6	6.2	6.7	6.9		
Hotels	USA	Wyndham Worldwide Corp	5.6	5.6	5.9	5.9	5.5	5.6	5.7		
Hotels	USA	Choice Hotels International Inc	5.3	5.4	5.6	5.8	5.7	5.7	5.7		
Hotels	USA	Hyatt Hotels Corp	-	-	-	3.4	3.1	3.4	3.4		
Hotels	USA	Best Western International Inc	3.4	3.1	3.1	3.2	2.9	3.0	2.8		
Hotels	USA	Carlson Cos Inc	1.9	2.0	2.7	2.7	2.4	2.1	2.0		
Hotels	USA	G6 Hospitality LLC	-	-	-	-	-	-	1.1		
Hotels	USA	Red Roof Inn Inc	-	0.4	0.5	0.5	0.4	0.4	0.5		
Hotels	USA	Accor North America	1.7	1.4	1.4	1.5	1.4	1.3	0.3		
Hotels	USA	Hilton Hotels Corp	13.6	14.6	15.4	-	-	-	-		
Hotels	USA	Global Hyatt Corp	2.8	3.0	3.4	-	-	-	-		
Hotels	USA	Cendant Corp	0.1	0.0	0.0	-	-	-	-		
Hotels	USA	US Franchise Systems Inc	0.5	0.5	-	-	-	-	-		
Hotels	USA	Hilton Group Plc	-	-	-	-	-	-	-		
Hotels	USA	Ramada Franchise Systems Inc	-	-	-	-	-	-	-		
Hotels	USA	Others	35.6	33.6	31.5	30.5	31.6	30.5	29.9		
Hotels	USA	Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0		

Research Sources:
Travel and Tourism: Euromonitor from trade sources/national statistics

Date Exported (GMT): 17/06/2013 06:56:22
© Euromonitor International

图1 2006-2011年民航运输总周转量

亿吨公里
%
运输总周转量
比上年增长
305.8
365.3
376.8
427.1
538.5
577.4
17
19.5
3.1
13.4
26.1
7.2
2006
2007
2008
2009
2010
2011

2. 旅客运输量

Item 3-1

2011年，全行业完成旅客运输量29317万人次，比上年增加2548万人次，增长9.5%。国内航线完成旅客运输量27199万人次，比上年增加2361万人次，增长9.5%，其中港澳台航线完成760万人次，比上年增加88万人次，增长13.1%；国际航线完成旅客运输量2118万人次，比上年增加187万人次，增长9.7%。

图2 2006-2011年民航旅客运输量

亿人次
%
旅客运输量
比上年增长
1.6
1.86
1.93
2.31
2.68
2.93
15.5
16.3
3.6
19.7
16.1
9.5
2006
2007
2008
2009
2010
2011

-1-

表4　2011年我国定期航班条数及里程

指标（单位）	数量
航线条数（条）	2290
国内航线	1847
其中：港澳台航线	91
国际航线	443
按重复距离计算的航线里程（万公里）	512.77
国内航线	318.0
其中：港澳台航线	13.57
国际航线	194.77
按不重复距离计算的航线里程（万公里）	349.06
国内航线	199.62
其中：港澳台航线	13.51
国际航线	149.44

截至2011年底，定期航班国内通航城市175个（不含香港、澳门、台湾），定期航班通航香港的内地城市45个，通航澳门的内地城市14个，通航台湾的大陆城市37个。

8．对外关系

截至2011年底，我国与其他国家或地区签订双边航空运输协定114个，比2010年底增加2个。其中：亚洲43个国家，非洲23个国家，欧洲35个国家，美洲8个国家，大洋洲4个国家，地区组织1个。

9．运输航空（集团）公司生产

Item 3-1

截至2011年底，我国共有运输航空公司47家，按不同类别划分：

国有控股公司38家，民营和民营控股公司9家；

-7-

As of the end of 2011, there are 47 passengers and cargo airlines in total in China.

11 pure cargo airlines

Item 3-1

全货运航空公司11家；

中外合资航空公司16家；

上市公司5家。

Air China Group

中航集团完成飞行小时154.9万小时，完成运输总周转量181.8亿吨公里，比上年增加3.7%，完成旅客运输量0.78亿人次，比上年增加8.1%，完成货邮运输量174.7万吨，比上年降低3.0%。

东航集团完成飞行小时130.1万小时，完成运输总周转量137.7亿吨公里，比上年增加1.2%，完成旅客运输量0.69亿人次，比上年增加5.9%，完成货邮运输量149.7万吨，比上年降低9.2%。

南航集团完成飞行小时150.7万小时，完成运输总周转量144.7亿吨公里，比上年增加10.4%，完成旅客运输量0.81亿人次，比上年增加5.5%，完成货邮运输量113.5万吨，比上年增加1.6%。

海航集团完成飞行小时68.5万小时，完成运输总周转量63.7亿吨公里，比上年增加11.6%，完成旅客运输量0.36亿人次，比上年增加16.6%，完成货邮运输量55.3万吨，比上年增加5.9%。

其他航空公司共完成飞行小时55.3万小时，完成运输总周转量49.5亿吨公里，比上年增加26.9%，完成旅客运输量0.30亿人次，比上年增加28%，完成货邮运输量64.4万吨，比上年增加18.8%。

China Southern Airlines Group

China Eastern Airlines Group

-8-

Item 4-1

国家发展和改革委员会、中国民用航空总局公告
（2004年　第18号）

《民航国内航空运输价格改革方案》已经国务院批准，现予公布，自2004年4月20日起实行。

特此公告。

附：民航国内航空运输价格改革方案

中华人民共和国国家发展和改革委员会

中国民用航空总局
二00四年三月十七日

附：民航国内航空运输价格改革方案

Civil Aviation Domestic Airline Airfare Reform Plan

一、改革的必要性

（一）为了促进民航运输业健康发展，国务院决定对民航体制进行改革。民航运价改革是体制改革的重要内容之一，必须与体制改革同步进行，以适应航空运输市场发展的需要。

（二）改革开放以来，我国民航运输业迅速发展。市场规模不断扩大，旅客构成发生了深刻的变化，市场竞争日趋激烈。民航国内航空运价的管理经历了从政府严格管制到逐渐放松管制的反复探索过程。价格政策对促进民航运输业的持续快速发展发挥了积极作用。

（三）由于宏观经济环境和市场供求关系的变化，我国民航运价形成，在体制和机制方面存在的一些深层次矛盾和问题逐步显现。主要表现在：价格形成机制不合理，价格形式单一，不适应市场细分、旅客多层次需求的要求；管理权限比较集中，市场配置资源的基础性作用发挥不够；民航价格管理法规及市场竞争规则不健全，管理手段落后，市场秩序不规范。

二、改革的指导思想、原则和目标

（四）指导思想：按照国务院国发[2002]6号文件精神，从我国国情出发，在总结、借鉴国内外民航价格改革经验教训的基础上，积极稳妥地推进民航价格体制改革，逐步建立适应社会主义市场经济体制和民航体制要求的民航客货运输价格形成机制。

（五）基本原则：一是在政府宏观调控下，逐步扩大民航运输企业定价自主权，通过合理价格竞争，优化资源配置；二是建立通过市场竞争形成价格的机制，鼓励航空运输企业降低成本，拓展航空运输市场；三是规范企业经营行为，提高民航价格透明度，保护消费者合法权益；四是加强政府对价格活动的监督和调控，维护正常的价格秩序；五是适应现阶段经济发展水平，根据民航体制和企业制度改革进展

情况，积极稳妥，分步推进价格形成机制改革。

（六）改革目标：建立适应社会主义市场经济体制要求，政府宏观调控、企业自主有限浮动、反映市场供求变化的客货运输价格形成机制。即政府根据航空运输的社会平均成本，市场供求状况，社会承受能力合理确定基准价及浮动幅度；航空运输企业在规定的幅度内，确定具体价格。加强对航空运输业的宏观调控，强化市场监管，防止恶性竞争。

Item 4-1

三、改革的具体措施

Article 7→ （七）国内航空运价以政府指导价为主，政府价格主管部门由核定航线具体票价的直接管理改为对航空运输基准价和浮动幅度的间接管理。国家发展改革委会同民航总局，依据航空运输的社会平均成本、市场供求状况、社会承受能力，确定国内航空客货运输基准价和浮动幅度。

Article 8→ （八）民航国内航空旅客运输票价以现行航空运输企业在境内销售执行的各航线公布票价为基准价（平均每客公里 0.75 元）。

对方案执行过程中发现不合理的个别航线基准价，由民航总局商国家发展改革委适当调整。

（九）省、自治区内，及直辖市与相邻省、自治区、直辖市之间的短途航线，已经与其他替代运输方式形成竞争的，实行市场调节价，不规定票价浮动幅度。具体航线目录由民航总局商国家发展改革委规定，并通过航空价格信息系统（AIRTIS.NET，下同）对外公布。

Article 10

（十）除第（九）条规定航线外，民航国内航空旅客运输票价实行浮动幅度管理。

票价上浮幅度最高不得超过基准价的 25%。

票价下浮幅度，根据不同航线情况，按下列规定执行：

部分以旅游客源为主的航线票价下浮幅度不限，具体航线目录由民航总局商国家发展改革委规定，并通过航空价格信息系统对外公布。

航空运输企业独家经营的航线票价下浮幅度不限。

除上述实行市场调节价和票价下浮幅度不限的航线外，其他国内航线票价下浮幅度最大不得超过基准价的 45%；少数航线因特殊情况需要突破票价统一浮动下限的，由有关航空运输企业报民航总局商国家发展改革委批准后执行。

（十一）航空运输企业在政府规定的幅度内，自行制定具体票价种类、水平、适用条件，提前 30 天通过航空价格信息系统报民航总局、国家发展改革委备案，并对外公布后执行。

（十二）对革命伤残军人和因公致残的人民警察继续实行优惠票价，具体票价优惠办法，由民航总局依据有关法规制定。

允许航空运输企业对教师、学生等特殊消费群体实行优惠票价，具体票价优惠办法，由航空运输企业在不超过革命伤残军人优惠幅度的前提下自行确定，提前 30 天报民航总局备案，并对外公布后执行。

（十三）由国家发展改革委、民航总局制定民航国内航空运输定价成本审核办法，组织对航空运输企业社会平均成本的合理性进行定期评审。评审结果向社会公布，作为政府制定或调整航空运输价格和市场监管的依据。

（十四）为促进航空货运市场的发展，在继续对民航货物运价实行政府指导价的基础上，进一步完善国内货运价格体系。

7－1 2009～2010 年全国旅行社单位数

NUMBER OF TRAVEL AGENCIES 2009—2010

Item 5-1

单 位：家
UNIT：NUMBER

地 区 LOCALITY	旅行社总数 TOTAL TRAVEL AGENCIES	
	2009 年 2009	2010 年 2010
总 计 TOTAL	20 399	22 691
北 京 BEIJING	805	905
天 津 TIANJIN	267	310
河 北 HEBEI	1 060	1 148
山 西 SHANXI	681	755
内蒙古 INNER MONGOLIA	614	677
辽 宁 LIAONING	1 001	1 145
吉 林 JILIN	473	521
黑龙江 HEILONGJIANG	490	601
上 海 SHANGHAI	851	867
江 苏 JIANGSU	1 646	1 805
浙 江 ZHEJIANG	1 447	1 639
安 徽 ANHUI	795	904
福 建 FUJIAN	626	718
江 西 JIANGXI	647	699
山 东 SHANDONG	1 752	1 842
河 南 HENAN	1 017	1 096
湖 北 HUBEI	816	931
湖 南 HUNAN	610	681
广 东 GUANGDONG	1 047	1 247
广 西 GUANGXI	385	428
海 南 HAINAN	208	299
重 庆 CHONGQING	346	379
四 川 SICHUAN	631	730
贵 州 GUIZHOU	215	261
云 南 YUNNAN	[illegible]	[illegible]

This data is outdated, please refer to the data on the next page.

7－1 2010～2011 年全国旅行社单位数

NUMBER OF TRAVEL AGENCIES 2010—2011

Item 5-1

单 位：家
UNIT：NUMBER

地 区 LOCALITY	旅行社总数 TOTAL TRAVEL AGENCIES	
	2010 年 2010	2011 年 2011
总 计 TOTAL	22 784	23 690
北 京 BEIJING	905	1 032
天 津 TIANJIN	310	332
河 北 HEBEI	1 148	1 156
山 西 SHANXI	755	762
内 蒙 古 INNER MONGOLIA	677	696
辽 宁 LIAONING	1 145	1 116
吉 林 JILIN	521	500
黑 龙 江 HEILONGJIANG	601	629
上 海 SHANGHAI	867	1 010
江 苏 JIANGSU	1 805	1 891
浙 江 ZHEJIANG	1 639	1 760
安 徽 ANHUI	904	969
福 建 FUJIAN	718	702
江 西 JIANGXI	699	709
山 东 SHANDONG	1 842	1 865
河 南 HENAN	1 096	1 098
湖 北 HUBEI	931	1 000
湖 南 HUNAN	681	713
广 东 GUANGDONG	1 247	1 376
广 西 GUANGXI	428	459
海 南 HAINAN	299	295
重 庆 CHONGQING	379	375
四 川 SICHUAN	730	629
贵 州 GUIZHOU	261	253
云 南 YUNNAN	531	587
西 藏 TIBET	78	97
陕 西 SHAANXI	596	607
甘 肃 GANSU	352	381
青 海 QINGHAI	197	209
宁 夏 NINGXIA	86	107
新 疆 XINJIANG	356	375

— 107 —

China Airline Company Ticket Sale Channel and Market Share Overview

① traditional off-line agency channel accounted for 61.6% of total airline ticket sales

中国航空公司机票销售渠道及份额概览

iResearch 艾瑞咨询集团

Airline Ticket Sale Channels → 航空机票销售渠道:

按照销售商性质
按照营销入口

- 按照2C销售商性质来分，可分为:
  - ①线下传统代理商渠道，占比达61.6%; (Item 6-1)
  - ②在线代理商OTA，占比为25.8%;
  - ③航空公司，占比为12.7%;
- 按照2C销售方式来分，可分为:
  - ④网络销售渠道，占比为21.2%，具体可细分为: ← Item 6-6
    - 按照营销入口来分:
      - ⑥第三方机票营销平台，占网络渠道比例达64.7%
      - ⑦非第三方营销平台，占网络销售比例为35.3%
    - 按照销售商性质来分:
      - ⑧OTA渠道，约占网络渠道64.8%
      - ⑨航空公司直销渠道，约占网络渠道35.2% ← Item 6-6
  - ⑤非网络渠道，占比为78.8%;

说明：④⑥⑦⑧⑨均为网络渠道，④、⑥+⑦、⑧+⑨三者均同为机票的网络销售市场，市场分析角度不同!

14

④ online sale channel accounted for 21.2% of total airline ticket sales.

⑨ airline company direct sale channel accounted for 35.2% of online sale channel.

Categorized by nature of seller

4

Size and Structure of the U.S. Online Travel Market November 2012

Segment Change

Figure 1.15
U.S. Online Leisure/Unmanaged Business Travel Growth Rates (%) by Segment, 2011 and 2012

30%
25%
20%
15%
10%
5%
0%
2011
2012
16%
12%
12%
6%
28%
14%
10%
12%
12%
9%
4%
3%
Airline
Car Rental
Cruise
Hotel
Rail
Packages*

*Online package sales reflect sales of tour operator websites and dynamic packages by OTAs.
Notes: 2012 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

Item 6-1

Figure 1.16
U.S. Online Leisure/Unmanaged Business Travel as Percentage of Total Travel Market: Online Penetration by Segment, 2010–2014

Item 6-3

	2010	2011	2012	2013	2014
Airline	50%	51%	53%	53%	54%
Car Rental	43%	44%	45%	45%	46%
Cruise	11%	13%	15%	17%	18%
Hotel & Lodging	31%	31%	32%	33%	34%
Rail	52%	54%	55%	56%	57%
Packaging*	5%	5%	5%	5%	5%
Total Online	**39%**	**40%**	**42%**	**43%**	**43%**

Item 6-4

*Includes traditional packages and online packages (dynamic packaging)
Notes: 2012-2014 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

Item 6-2

Online Penetration by Segment

Airlines reached a milestone in 2011: Their goal to sell more than half their ticket volume online came to fruition (51%). By the end of 2012, 53% of airline passenger revenue will be booked online (see Figures 1.16 and 1.17). However, airlines do not have the highest penetration rates among suppliers – rail has that distinction. By the end of 2012, 55% of Amtrak's revenues will be booked on the railway's website. Only car rental comes close to that, with 45% online penetration by 2012. Close to one third (32%) of hotel and lodging sales will be generated online by 2012. On the other end of the spectrum, only 5% of traditional vacation packages will be booked online by 2012, as well as 15% of cruise.

Supplier Websites vs. OTAs

Suppliers are winning the ongoing distribution battle between supplier websites and OTAs. In

Page 10

©2012 PhoCusWright Inc. All Rights Reserved.

PhoCusWright's U.S. Online Travel Overview Twelfth Edition November 2012

Figure 1.21
U.S. Online Leisure/Unmanaged Business Travel Market by Channel (US$M), 2010–2014

	2010	2011	2012	2013	2014
Airline Website	37,393	45,992	52,680	56,367	60,246
Percent Change	*13%*	*23%*	*15%*	*7%*	*7%*
Airline OTA	17,483	17,833	18,569	19,405	20,484
Percent Change	*9%*	*2%*	*4%*	*5%*	*6%*
Hotel Website	16,598	18,718	21,365	23,730	25,584
Percent Change	*10%*	*13%*	*14%*	*11%*	*8%*
Hotel OTA	13,842	14,847	16,100	17,129	17,904
Percent Change	*14%*	*7%*	*8%*	*6%*	*5%*
Car Rental Website	4,249	4,848	5,230	5,498	5,728
Percent Change	7%	14%	8%	5%	4%
Car Rental OTA	2,092	2,244	2,272	2,319	2,407
Percent Change	*1%*	*7%*	*1%*	*2%*	*4%*
TVP Website[1]	749	779	802	818	831
Percent Change	*11%*	*4%*	*3%*	*2%*	*2%*
Rail Website	888	998	1,084	1,155	1,219
Percent Change	*13%*	*12%*	*9%*	*7%*	*6%*
Rail OTA	-	-	-	-	-
Percent Change	-	-	-	-	-
Cruise Website	646	962	1,182	1,513	1,785
Percent Change	*33%*	*49%*	*23%*	*28%*	*18%*
Cruise OTA	847	950	1,007	1,128	1,230
Percent Change	*19%*	*12%*	*6%*	*12%*	*9%*
Total Supplier Website	**60,524**	**72,297**	**82,342**	**89,082**	**95,392**
Percent Change	*12%*	*19%*	*14%*	*8%*	*7%*
Total OTA, U.S.	**34,265**	**35,874**	**37,948**	**39,981**	**42,025**
Percent Change	*11%*	*5%*	*6%*	*5%*	*5%*
OTA International Suppliers/Other[2]	5,211	5,575	5,988	6,459	7,109
Percent Change	*11%*	*7%*	*7%*	*8%*	*10%*
Total OTA	**39,475**	**41,449**	**43,936**	**46,440**	**49,135**
Percent Change	*11%*	*5%*	*6%*	*6%*	*6%*
Total Online Travel Market	**99,999**	**113,746**	**126,278**	**135,522**	**144,756**
Percent Change	*11%*	*14%*	*11%*	*7%*	*7%*

Item 6-5

[1] TVP or tour operator.
[2] Refers to U.S. OTA sales of products from non-U.S. suppliers, as well as bookings from activities, shows, events and travel insurance.
Notes: Online agency dynamic packaging figures are not included in totals because these bookings are accounted for in segment sales; 2012-2014 projected

©2012 PhoCusWright Inc. All Rights Reserved.
Page 15

Online Travel Agencies: Settling Into Maturity November 2012

Figure 2.7

Top Four OTAs U.S. Market Share, 2011 and 1H12

Expedia
Orbitz
Travelocity*
Priceline
2011
46%
23%
1H12
48%
22%

*PhoCusWright estimate
Note: 2012-2014 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

Figure 2.8

Top OTA Gross Bookings (US$M) and Annual Growth, U.S. and International, 2011

Item 6-5

	Gross Bookings			Year-Over-Year Growth		
	U.S.	International	Global	U.S.	International	Global
Expedia	17,789	11,393	29,181	6%	23%	12%
Orbitz	9,098	2,243	11,340	-5%	24%	0%
Priceline	4,749	16,909	21,658	14%	78%	59%

Top OTA Gross Bookings (US$M) and Annual Growth, U.S. and International, 1H12

	Gross Bookings			Year-Over-Year Growth		
	U.S.	International	Global	U.S.	International	Global
Expedia	10,696	6,680	17,378	14%	13%	14%
Orbitz	4,892	1,221	6,113	2%	3%	2%
Priceline	2,637	11,403	14,041	8%	42%	34%

Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition and company reports

Figure 2.9

OTA Mobile Gross Bookings,* Share of Online Travel Agency Website Bookings and Annual Change (US$M), 2010-2014

	2010	2011	2012	2013	2014
Total Mobile Bookings	177	1,086	3,450	6,767	9,875
Change	-	*513%*	*218%*	*96%*	*46%*
Share of OTA Gross Bookings	0.4%	3%	8%	15%	22%

*Includes mobile phones and tablets
Note: 2012-2014 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

Page 26
©2012 PhoCusWright Inc. All Rights Reserved.

PhoCusWright's U.S. Online Travel Overview Twelfth Edition November 2012

(Item 6-6)

Figure 1.19

Channel Market Share (%) of Online Revenue by Segment, 2010-2014

	2010	2011	2012	2013	2014
Airline					
Supplier Website Share of Online Revenue	68%	72%	74%	74%	75%
OTA Share of Online Revenue	32%	28%	26%	26%	25%
Hotel					
Supplier Website Share of Online Revenue	55%	56%	57%	58%	59%
OTA Share of Online Revenue	45%	44%	43%	42%	41%
Cruise					
Supplier Website Share of Online Revenue	43%	50%	54%	57%	59%
OTA Share of Online Revenue	57%	50%	46%	43%	41%
Car Rental					
Supplier Website Share of Online Revenue	67%	68%	70%	70%	70%
OTA Share of Online Revenue	33%	32%	30%	30%	30%
Packaging					
Supplier Website Share of Online Revenue	12%	13%	13%	13%	14%
OTA Share of Online Revenue	88%	87%	87%	87%	86%
Total					
Supplier Website Share of Online Revenue	**61%**	**64%**	**65%**	**66%**	**66%**
OTA Share of Online Revenue	**39%**	**36%**	**35%**	**34%**	**34%**

Notes: Online agency dynamic packaging figures not included in totals because these bookings are counted in segment sales; 2012-2014 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

are transacted online as some of the segment's biggest lines finally start to see major increases in direct online sales.

The only segment that continues to be dominated by OTAs is packaging. That is because TVPs and tour operators seldom sell online and most packaging sales are air/hotel combinations created dynamically via OTAs.

So why are supplier websites so successful? There are many reasons – some technical, some economic, and some consumer-driven.

On the technical side, supplier websites have improved substantially from the days of frustrating wait times and technical glitches. Airline websites offer ancillary services such as extra legroom; currently just one OTA has that capability (Priceline), and so far only for one airline (American). Hotel websites look more like OTAs, providing reviews, destination information and cross-shopping among brands. And cruise lines finally have attractive websites that work. (Just a few years ago, most cruise brands did not even have booking engines).

The economy's impact is more complicated. The rule of thumb is that an improving economy allows suppliers to reduce the inventory they allow OTAs to sell. In a downturn, though, suppliers turn to the OTA channel to move unsold inventory. According to those rules, an improved economy since 2009 would lead to healthier supplier websites. The conundrum is that while the U.S. did not sink into a depression (and the recession technically ended in June 2009), the economy has remained soft. That suppliers have continued to make gains despite this weak market is testament to their perseverance at channel management.

The consumer-driven influence is tied to loyalty and age. While most consumers prefer to book via OTAs, travelers who spend the most on their trips use supplier websites. This group includes frequent business travelers and seasoned travelers who prefer specific brands. Figure 1.20 shows how usage of supplier websites for bookings rises for both air and lodging as traveler age increases.

Figure 1.21 shows percentage gains for supplier websites and OTAs for all categories.

©2012 PhoCusWright Inc. All Rights Reserved. Page 13

Airlines: Mercy is for the Weak November 2012

Item 6-6

Figure 3.1

U.S. Airline Internet Leisure/Unmanaged Business Gross Bookings (US$M), 2010-2014

	2010	2011	2012	2013	2014
Airline Branded Websites	37,393	45,992	52,680	56,367	60,246
Percent Change	*13%*	*23%*	*11%*	*7%*	*7%*
Online Travel Agencies (OTAs)	17,483	17,833	18,569	19,405	20,484
Percent Change	*9%*	*2%*	*4%*	*5%*	*6%*
Total	54,877	63,825	71,249	75,772	80,730
Percent Change	*12%*	*16%*	*12%*	*6%*	*7%*
Airline Branded Website Share	68%	72%	74%	74%	75%
OTA Share	32%	28%	26%	26%	25%
Total Online Travel Market	99,999	113,746	126,278	135,522	144,526
Airline Share of Online Travel Market	55%	56%	56%	56%	56%
All Airline Revenue (Flown)	109,696	124,147	135,324	142,090	150,615
Percent Change	*13%*	*13%*	*9%*	*5%*	*6%*
Airline Website Share of All Airline Revenue	34%	37%	39%	40%	40%
OTA Share of All Airline Revenue	16%	14%	14%	14%	14%
Percent of All Airline Revenue Booked Online	50%	51%	53%	53%	54%

Note: 2012-2014 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

Overview

The U.S. airline industry has a legacy of boom and bust cycles, but where do 2011 and 2012 fit into that cyclical tradition? Amid only slight improvements in leisure demand, U.S. airlines managed to achieve impressive passenger revenue gains in 2011. But profits were well below 2010 levels. Steady corporate demand, strict capacity management, and rising fares helped keep most carriers' bottom lines in the black as oil prices continued to rise.

This set of factors seems to be the new normal for the airline industry, as 2012 unfolds much like 2011. Demand is flat, capacity is tight, and fares and fuel prices are up. But the strategy whereby capacity containment drives fare increases and better per-ticket yields may be reaching its limits. The U.S. economy is still tepid, so leisure travel remains well below 2008 levels, and corporate demand – the engine of growth in 2010 and 2011 – has started to sputter. A presidential election, seemingly bottomless economic malaise in Europe, and uncertainty across the Middle East certainly do not help.

Between the pressure of high fuel prices and the limits of flat demand, airlines are feeling squeezed. They inevitably respond by adding ancillaries and ruthlessly cutting costs where they can. Airlines have never been more focused on upending the established order of things – from the very structure of their product marketing to the long-standing agreements with distributors – to achieve their goals. Carriers are aggressively investing in their websites, in online merchandising, and in rapidly evolving mobile opportunities – especially with their treasured frequent fliers. In the process, carriers are mercilessly muscling in on the market share of online intermediaries. The big, public battles between American Airlines, Orbitz and Expedia in 2011 may have subsided on the surface, but the wholesale realignment of the air travel distribution

Page 30

©2012 PhoCusWright Inc. All Rights Reserved.

CNNIC 中国互联网络信息中心

报告摘要

Item 7-1

一、基础数据

◇ 截至 2012 年 12 月底，我国网民规模达 5.64 亿，全年共计新增网民 5090 万人。互联网普及率为 42.1%，较 2011 年底提升 3.8 个百分点。

◇ 截至 2012 年 12 月底，我国手机网民规模为 4.20 亿，较上年底增加约 6440 万人，网民中使用手机上网的用户占比由上年底的 69.3%提升至 74.5%。

◇ 我国网民中农村人口占比为 27.6%，相比 2011 年略有提升，规模达到 1.56 亿，比上年底增加约 1960 万人。

◇ 70.6%的网民通过台式电脑上网，相比上年底下降了近三个百分点。通过笔记本电脑上网的网民比例与上年底相比略有降低，为 45.9%。手机上网的比例保持较快增速，从 69.3%上升至 74.5%。

◇ 我国域名总数为 1341 万个，其中".CN"域名总数为 751 万，占比为 56.0%；".中国"域名总数为 28 万。中国网站总数（即网站的域名注册者在中国境内的网站数，包括在境内接入和境外接入）继续回升至 268 万个。

◇ 截至 2012 年 12 月底，受访中小企业中，使用计算机办公的比例为 91.3%，使用互联网的比例为 78.5%，固定宽带普及率为 71.0%，开展在线销售、在线采购的比例分别为 25.3%和 26.5%，利用互联网开展营销推广活动的比例为 23.0%。

二、趋势与特点

网民规模增长维持放缓态势，手机网民增势良好

2012 年中国互联网普及率为 42.1%，较 2011 年底提升 3.8 个百分点，普及率的增长幅度相比上年继续缩小。手机网民 4.2 亿，年增长率为 18.1%，网民中使用手机的比例继续提升，第一大上网终端的地位更加稳固，但是手机网民规模与整体 PC 网民（包括台式电脑和笔记本电脑）相比还有一定差距。

.CN 域名增长率高达 112.8%，接近中国域名总量一半

截至 2012 年 12 月底，中国.CN 域名规模为 751 万，相比去年同期大幅增长了 112.8%，

4 第 31 次中国互联网络发展状况统计报告

Item 7-1

Passport

Historic | '000

Categories	Geographies	2007	2008	2009	2010	2011	2012
Internet Users	China	210,316.8	298,611.5	383,797.8	457,733.5	513,568.5	567,637.9
Internet Users	USA	225,923.4	225,029.5	217,807.8	228,918.8	242,630.2	247,160.3
Internet Users	India	44,958.0	50,642.3	60,120.4	88,415.5	121,866.5	151,169.4
Internet Users	Japan	95,128.3	96,575.3	99,864.6	100,153.7	101,638.3	103,215.6
Internet Users	Brazil	57,277.1	63,360.0	74,129.2	77,502.0	86,505.9	92,924.3
Internet Users	Russia	35,171.9	38,244.6	41,344.7	61,366.8	70,004.1	73,621.6
Internet Users	Germany	61,867.9	64,129.9	64,781.9	67,077.9	67,853.8	68,686.0
Internet Users	Nigeria	9,948.6	23,895.6	30,887.6	38,021.6	46,190.4	52,027.2
Internet Users	United Kingdom	45,640.7	47,968.4	48,044.2	48,381.0	51,248.9	51,966.3
Internet Users	France	40,840.5	43,916.9	44,713.0	50,295.6	50,237.1	51,846.9
Internet Users	Indonesia	13,450.9	18,602.2	16,429.1	26,193.9	43,618.6	48,178.7
Internet Users	Mexico	22,728.8	24,017.2	29,509.6	35,217.9	41,497.8	44,960.6
Internet Users	South Korea	38,294.9	39,648.4	40,132.5	41,366.5	41,715.2	41,979.9
Internet Users	Italy	24,119.7	26,548.5	29,320.0	32,390.7	34,435.8	35,955.8
Internet Users	Egypt	11,897.4	13,636.6	18,564.0	23,799.2	31,064.0	35,015.2
Internet Users	Turkey	19,952.0	24,260.5	26,032.2	28,893.9	31,037.4	34,139.2
Internet Users	Vietnam	17,643.7	20,559.7	23,072.3	26,925.5	31,139.4	33,142.1
Internet Users	Spain	24,510.0	26,988.8	28,596.8	30,260.8	31,199.4	31,913.4
Internet Users	Philippines	5,287.9	5,619.9	8,292.3	23,480.9	27,755.8	29,719.5
Internet Users	Canada	24,104.6	25,555.7	27,084.9	27,403.3	28,620.7	29,180.9
Internet Users	Poland	18,529.0	20,250.8	22,488.7	23,785.9	24,777.2	25,585.1
Internet Users	Colombia	9,670.4	11,523.1	13,697.9	16,899.6	18,960.8	20,849.9
Internet Users	Argentina	10,214.7	11,164.7	13,621.2	16,165.0	19,446.3	20,649.8
Internet Users	Pakistan	11,740.5	12,483.9	13,829.0	15,263.1	17,762.6	19,941.7
Internet Users	Australia	14,595.6	15,326.2	16,170.8	16,769.6	17,635.9	18,367.2
Internet Users	Malaysia	15,142.6	15,367.6	15,593.5	15,905.0	17,417.2	17,962.4
Internet Users	Iran	6,764.9	7,402.4	8,096.3	11,836.8	15,707.7	17,686.4
Internet Users	Morocco	6,667.4	10,367.4	13,065.1	15,656.2	16,459.2	17,379.1
Internet Users	Thailand	13,187.8	12,065.2	13,410.5	15,035.7	15,998.8	17,182.9
Internet Users	Taiwan	14,743.9	15,115.8	16,102.9	16,530.6	16,676.7	16,961.9
Internet Users	Netherlands	14,038.4	14,341.6	14,776.2	15,036.8	15,373.3	15,593.3
Internet Users	Ukraine	3,043.5	5,081.2	8,227.4	10,667.3	13,953.0	15,558.5
Internet Users	Saudi Arabia	7,651.3	9,420.0	10,187.5	11,253.7	13,339.2	14,416.2
Internet Users	Kenya	3,001.5	3,361.0	3,996.1	5,720.8	11,745.4	12,939.9
Internet Users	Venezuela	5,747.7	7,261.3	9,326.0	10,829.8	11,839.5	12,743.6
Internet Users	Peru	7,111.6	8,748.0	9,109.3	10,223.4	10,874.6	11,702.7
Internet Users	South Africa	3,966.0	4,187.0	5,011.0	9,088.6	10,670.4	11,545.6
Internet Users	Romania	6,102.9	6,979.6	7,868.5	8,569.9	9,430.7	10,050.0
Internet Users	Chile	5,971.3	6,264.8	6,578.8	7,701.2	9,307.2	9,781.2
Internet Users	Uzbekistan	2,015.0	2,469.0	4,689.0	5,558.9	8,489.4	9,479.4
Internet Users	Kazakhstan	626.0	1,734.9	2,908.8	5,120.7	7,398.9	8,920.0
Internet Users	Belgium	6,820.7	7,040.1	7,527.2	8,129.9	8,542.0	8,857.6
Internet Users	Sweden	7,473.8	8,264.6	8,423.3	8,406.6	8,568.2	8,661.0
Internet Users	Bangladesh	2,592.3	3,639.4	4,560.8	5,501.6	7,527.6	8,472.8
Internet Users	Czech Republic	5,342.1	6,524.4	6,715.2	7,198.4	7,651.5	7,822.9
Internet Users	Sudan	2,608.1	2,550.4	2,552.0	2,599.0	6,325.8	7,324.5
Internet Users	Austria	5,745.9	6,061.8	6,136.9	6,295.7	6,706.6	6,909.9
Internet Users	Switzerland	5,796.7	6,014.0	6,261.6	6,532.3	6,705.4	6,906.0
Internet Users	Tanzania	2,962.5	3,810.5	4,356.8	4,932.5	5,550.6	6,532.2
Internet Users	Greece	4,008.4	4,283.7	4,774.4	5,019.5	6,002.7	6,226.4
Internet Users	Portugal	4,199.4	4,448.8	4,941.7	5,435.9	5,882.2	6,157.0
Internet Users	Hungary	5,365.3	5,625.4	4,814.9	5,307.6	5,891.6	6,055.7
Internet Users	United Arab Emirates	3,057.6	3,918.0	5,167.1	5,576.0	5,784.8	5,974.4
Internet Users	Israel	3,455.6	4,340.7	4,724.9	5,145.9	5,434.3	5,771.7
Internet Users	Algeria	3,204.6	3,504.8	3,924.9	4,433.5	5,037.2	5,770.5
Internet Users	Hong Kong, China	4,481.8	4,640.9	4,839.1	5,057.4	5,268.3	5,434.5
Internet Users	Syria	2,099.4	2,749.2	3,465.7	4,225.0	4,674.8	5,239.1
Internet Users	Azerbaijan	1,260.1	1,499.6	2,444.7	4,138.9	4,555.6	5,184.0
Internet Users	Ecuador	1,495.8	2,642.7	3,508.3	4,199.1	4,605.1	5,147.9
Internet Users	Denmark	4,631.7	4,655.5	4,786.1	4,910.4	5,004.6	5,094.0
Internet Users	Uganda	1,115.7	2,478.9	3,167.9	4,178.1	4,494.2	4,971.9
Internet Users	Finland	4,262.7	4,434.9	4,393.7	4,649.9	4,803.9	4,884.1
Internet Users	Norway	4,069.3	4,290.5	4,419.2	4,537.1	4,623.6	4,712.5
Internet Users	Tunisia	1,721.7	2,799.6	3,499.5	3,817.6	4,096.3	4,434.6
Internet Users	Yemen	1,100.5	1,560.0	2,324.2	2,970.5	3,697.6	4,181.3
Internet Users	Belarus	1,887.2	2,194.8	2,609.6	3,021.0	3,754.6	4,180.2
Internet Users	Slovakia	3,319.2	3,549.7	3,767.1	4,081.0	4,017.3	4,141.9
Internet Users	Ghana	875.2	994.0	1,296.5	3,097.8	3,524.3	4,071.7
Internet Users	Dominican Republic	1,683.3	2,012.2	2,715.7	3,117.2	3,569.9	3,978.2
Internet Users	New Zealand	2,949.6	3,074.9	3,439.7	3,625.3	3,800.5	3,905.5
Internet Users	Bulgaria	2,561.4	2,997.2	3,373.4	3,438.9	3,764.8	3,881.8
Internet Users	Singapore	3,207.4	3,339.2	3,441.4	3,604.5	3,680.4	3,810.8
Internet Users	Sri Lanka	786.5	1,187.1	1,814.2	2,503.2	3,156.5	3,788.0
Internet Users	Ireland	2,611.2	2,882.4	3,025.4	3,173.2	3,511.2	3,624.1
Internet Users	Angola	561.8	830.7	1,113.8	1,908.2	2,897.9	3,512.0
Internet Users	Bolivia	993.6	1,202.3	1,641.9	2,224.3	3,026.4	3,472.9
Internet Users	Croatia	1,840.4	2,244.8	2,495.6	2,669.6	3,119.8	3,196.3
Internet Users	Serbia	2,452.3	2,622.1	2,794.6	2,988.4	3,070.0	3,195.7
Internet Users	Nepal	400.2	500.1	579.7	2,375.8	2,741.1	3,057.9
Internet Users	Kuwait	865.6	1,150.6	1,536.6	2,043.5	2,695.0	3,008.3
Internet Users	Cuba	1,317.7	1,458.1	1,613.9	1,790.0	2,612.6	2,871.4
Internet Users	Senegal	884.5	1,250.7	1,756.7	1,989.4	2,238.5	2,618.1
Internet Users	Bosnia-Herzegovina	1,073.2	1,332.3	1,450.7	1,998.9	2,305.9	2,433.5
Internet Users	Lebanon	771.6	936.5	1,264.2	1,846.6	2,218.1	2,395.7
Internet Users	Jordan	1,133.5	1,345.3	1,566.7	1,682.9	2,309.2	2,393.4
Internet Users	Oman	427.4	527.2	1,395.8	1,725.1	1,931.8	2,134.0
Internet Users	Zimbabwe	1,365.4	1,434.2	1,428.5	1,445.7	2,017.9	2,133.8
Internet Users	Costa Rica	1,266.3	1,459.2	1,572.0	1,693.5	1,980.6	2,126.2
Internet Users	Afghanistan	563.5	550.1	1,088.2	1,256.5	1,623.1	2,046.2
Internet Users	Lithuania	1,616.5	1,768.5	1,898.2	1,948.7	1,985.7	2,011.6
Internet Users	Guatemala	974.8	1,135.9	1,304.5	1,509.6	1,728.1	1,966.0
Internet Users	Puerto Rico	1,050.1	1,430.6	1,559.7	1,698.3	1,801.2	1,888.2
Internet Users	Iraq	269.9	298.9	326.2	791.8	1,635.3	1,880.4
Internet Users	Uruguay	1,134.1	1,315.0	1,403.4	1,563.1	1,737.3	1,794.1
Internet Users	Georgia	363.0	438.6	880.1	1,180.7	1,606.2	1,787.0
Internet Users	Paraguay	686.0	889.0	1,198.5	1,278.0	1,569.2	1,776.8
Internet Users	Zambia	588.1	688.2	803.6	1,308.9	1,550.5	1,710.1
Internet Users	Panama	746.5	1,151.7	1,352.6	1,410.2	1,524.5	1,692.4
Internet Users	Albania	475.2	757.4	1,314.1	1,441.9	1,575.2	1,679.7
Internet Users	Qatar	450.8	641.7	870.1	1,399.5	1,562.3	1,645.9
Internet Users	Slovenia	1,140.7	1,175.0	1,300.7	1,432.9	1,476.1	1,548.3
Internet Users	Latvia	1,294.8	1,370.9	1,427.9	1,441.9	1,487.1	1,498.9
Internet Users	Moldova	754.3	853.9	993.5	1,154.0	1,351.2	1,456.8
Internet Users	Honduras	673.7	701.9	730.7	842.9	1,233.7	1,425.0
Internet Users	Ethiopia	288.0	358.0	438.7	622.1	932.3	1,271.9

2012 年中国网民在线旅行预订行为调查报告
CNNIC 中国互联网络信息中心

第 3 章 网民在线旅行预订行为分析

3.1 在线旅行预订用户规模

截至 2012 年 6 月，我国使用在线旅行预订的网民为 4258 万人，在网民中的使用率为 7.9%。与网络购物、网上支付等商务类应用相比，在线旅行预订机票、酒店、度假产品等服务相对较为高端，用户规模增长相对较慢。此外，由于我国的线下旅行预订服务较为完善，在线旅行预订认知度相对较低，用户自主使用旅行预订的动力不强，导致旅行预订服务的用户相对较为固定，用户新增较慢。

this report forget to label the unit here which should be "(10 thousand)"

4500
4000
3500
3000
2500
2000
1500
1000
500
0
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
1386
4.1%
3024
7.9%
3603
7.9%
3686
7.6%
4207
8.2%
4258
7.9%
2009.6
2009.12
2010.12
2011.6
2011.12
2012.6
旅行预订用户数
使用率
Online travel booking user number

Item 7-2

图 7　2009.6-2012.6 旅行预订用户数及使用率

Chart 7 June 2009 - June 2012 Travel Booking User Number and Using Rate

3.2 在线旅行预订行为模式

2012 年，有 48.3%的在线旅行预订用户使用通用搜索后预订，第二位的是直接上代理商网站预订，占 45.5%；第三位的是直接上航空/酒店官网预订，有 34.3%的用户选择比例；此外分别有 29.5%和 22.9%的用户使用垂直搜索后预订和购物网站旅行频道预订。

14

中国互联网络信息中心 CNNIC

付的使用普及。快捷支付、卡通支付等支付便利形式增强了支付的可用性，促进了网上支付在更广泛用户中的覆盖。而随着移动支付技术标准确立，支付企业在手机支付领域的布局与发力，也带动了手机网上支付用户的快速增长。截至 2012 年 12 月，手机网上支付用户达到 5531 万，用户年增长 80.9%，使用率为 13.2%。

2012 年，央行继续发放《支付业务许可证》，陆续出台细分业务领域管理办法，逐步向第三方支付企业开放传统金融领域支付结算业务，在完善监管、细化市场的同时，也形成了包括支付企业、传统银行、电商巨头、电信运营商在内的业态格局。未来支付领域的服务主体和模式更加多样化，网上支付的风险也在加大，需要从健全政府监管政策、加强企业联盟合作、提升消费者安全意识等方面，不断完善网上支付安全的生态环境。

4. 旅行预订 [5]

截至 2012 年 12 月底，在网上预订过机票、酒店、火车票和旅行行程的网民规模达到 1.12 亿，占网民比例为 19.8%。其中，9.0%的中国网民在网上预订机票，7.2%在网上预订酒店，5.4%在网上预订旅行行程，14.0%在网上预订火车票。

2011-2012年 旅行预订用户数及使用率
(10 thousand)
万人
20000
15000
10000
5000
0
20%
15%
10%
5%
0%
8.2%
4207
19.8%
11167
2011
2012
Item 7-2
Online travel booking user number
旅行预订用户数
网民使用率
来源：CNNIC 中国互联网络发展状况统计调查
2012.12

图 24 2011-2012 年中国网络旅行预订用户数及网民使用率

Table 24 2011-2012 China Online Travel Booking User Number and Using Rate

随着火车票网上预订的快速普及，网上预订火车票的用户群体有了大规模的增长，达到 7897 万人。与其他商务应用相比，我国的机票、酒店、旅行行程网上预订用户相对狭窄，

[5] 本报告中旅行预订定义为最近半年在网上预订过机票、酒店、火车票和旅行行程，与之前报告中定义有差异，本次报告增加了网上火车票预订。

第 31 次中国互联网络发展状况统计报告 33

CNNIC 中国互联网络信息中心
2012 年中国网民在线旅行预订行为调查报告

5.2 手机旅行客户端

手机旅行信息查询用户安装最多的旅行客户端是去哪儿网，有 54.8%的比例；第二位的是携程网，有 44.2%的比例；第三位的是淘宝网，有 25%的比例。

去哪儿 54.8%
携程网 44.2%
淘宝网 25.0%
艺龙网 9.6%
同程网 6.7%
途牛旅游网 5.8%
12580 1.9%
号码百事通 1.9%
驴妈妈旅游网 1.0%
拍拍网 1.0%
酷讯 1.0%
中国南航网站 1.0%
中国东方航空网站 1.0%
中国国航网站 1.0%
0% 10% 20% 30% 40% 50% 60%

图 36 用户安装了哪些旅行网站的客户端

用户使用最多的手机客户端是去哪儿，有 42.3%的比例；第二位的是携程网，占 31.7%的比例；第三位的是淘宝网，有 12.5%的比例。

Qunar
Ctrip
Taobao
Tuniu
去哪儿 42.3%
携程网 31.7%
淘宝网 12.5%
途牛旅游网 2.9%
驴妈妈旅游网 1.0%
12580 1.0%
同程网 1.0%
艺龙网 1.0%
0% 10% 20% 30% 40% 50%

Item 7-3

图 37 用户最常使用哪些旅行手机客户端

31

Chart 37 Most Frequently Used Mobile Travel Applications

Item 8-1

			Smartphone connections								
Continent	Country		2009	2010	2011	2012	2013	2014	2015	2016	2017
Asia-Pacific Developing	China	Smartphone connections	33,871,700	80,000,000	180,000,000	270,663,040	351,571,201	428,240,888	501,169,731	567,224,067	625,254,871
Asia-Pacific Developing	China	Total connections	729,813,000	842,252,000	984,080,280	1,166,152,000	1,240,938,000	1,345,127,000	1,439,648,000	1,524,193,000	1,600,019,000
Asia-Pacific Developing	China	Smartphone connections as % of total	5%	9%	18%	23%	28%	32%	35%	37%	39%

Item 8-2

Item 8-3

Visiting Rate of Tourism Websites in the Past Half Year in China

Qunar.Com
聪明你的旅行

通过互联网预订旅游行程的方式日趋普遍，38%的用户都访问过Qunar,访问率居首位

Item 9-1

用户通过互联网预订酒店或机票的**起始时间**

1个月以前 22.5%
2-3个月以前 24.9%
3-6个月以前 17.9%
7-12个月以前 10.6%
2-3年以前 8.6%
3-5年以前 3.0%
超过5年前 3.2%

过去半年内，用户访问过的旅游相关网站

去哪儿网 37.8%
携程旅行网 24.5%
芒果网 15.3%
中国国旅 6.4%
同程网 5.7%
到到网 4.6%
淘宝旅行 4.1%
新浪旅游 3.4%
途牛旅游网 3.4%
艺龙旅行网 1.7%
酷讯网 1.3%
搜狐旅游 1.0%
Qunar

数据来源：尼尔森通过CATI方式调查在25-49岁的旅游活动参与者对旅游网站的使用情况，样本总计1249个。

6

nielsen Copyright © 2011 The Nielsen Company. Confidential and proprietary.

(C) English Translations and Explanations of Supporting Documents to the Revised Registration Statement

1. Reports and Data provided by iResearch Consulting Group:

- **China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) and its Supplemental Report《中国机票酒店销售渠道研究报告简版（2011-2012 年）》及其补充报告;**
- **iResearch China Online Travel Sector Research Report (2011-2012)《中国在线旅游行业年度监测报告（2011-2012 年）》;**
- **Print-outs of Monthly UV Data.**

Item	Page No. in Supporting Document	English Translation and Explanation
1-1	6	In this "2008 – 2015 Online Travel Booking Market Transaction Value in China" chart ("**Chart 6**"), it is stated that the total revenue of the travel industry in China were RMB 1.16 trillion in 2008 and RMB 2.20 trillion in 2011, respectively, representing a CAGR of 23.8%.
1-2	6	In Chart 6, it is stated that the estimated total revenue of the travel industry in China would be RMB 3.10 trillion in 2015, representing a CAGR of 9.0% from 2011.
1-3	6	In Chart 6, it is stated that the total revenue of the travel industry in China from 2008 to 2011 were RMB 1.16 trillion, RMB 1.29 trillion, RMB 1.87 trillion and RMB 2.20 trillion, respectively; and the estimated total revenue of the travel industry in China from 2012 to 2015 would be RMB 2.40 trillion, RMB 2.62 trillion, RMB 2.85 trillion and RMB 3.10 trillion, respectively.
1-4	11	In this "2009 – 2015 Airline Tickets Transaction Value in China" chart ("**Chart 11**"), it is stated that the airline tickets transaction value in China were RMB 190 billion in 2009 and RMB 240 billion in 2011, respectively, representing a CAGR of 12.4%.
1-5	6	In Chart 6, it is stated that the online travel booking market transaction value in China were RMB 48.64 (rounding to 48.6 for the purpose of disclosure) billion in 2008 and RMB 131.39 (rounding to 131.4 for the purpose of disclosure) billion in 2011, respectively, representing a CAGR of 39.3%.
1-6	6	In Chart 6, it is stated that the online travel transaction value accounted for 4.2% and 6.0% of the total revenues of the travel industry (i.e. the online travel penetration rate) in China, respectively.
1-7	7	In this "2011 China Online Travel Market Share" chart ("**Chart 7**"), it is stated that in 2011 the airline tickets transaction value was the largest category of China online travel market which represents 62.24% (rounding to 62.2% for the purpose of disclosure) of the total market share.
1-8	15	In this "2009 – 2011 Online Airline Tickets Transaction Value in China" chart ("**Chart 15**"), it is stated that the online airline tickets booking transaction value were RMB 45.35 (rounding to 45.4 for the purpose of disclosure) billion in 2009 and RMB 81.77 (rounding to 81.8 for the purpose of disclosure) billion in 2011, respectively, representing a CAGR of 34.2%.
1-9	1	In this "2009 – 2015 China Airline Tickets Online Sale Penetration Rates" chart ("**Chart 1**"), it is stated that online sale of airline tickets represented 12.4% and 21.2% of the total sale of airline tickets in 2009 and 2011, respectively.
1-10	7	In Chart 7, it is stated that in 2011 hotel transaction value was the second largest category of China online travel market which represents 24.30% of the total market share.
1-11	21	In this "2009 – 2011 Online Hotel Booking Market Transaction Value in China" chart ("**Chart 21**"), it is stated that the online hotel booking transaction value were RMB 12.82 (rounding to 12.8 for the purpose of disclosure) billion and RMB 31.93 (rounding to 31.9 for the purpose of disclosure) billion in 2009 and 2011, respectively, representing a CAGR of 57.9%.
1-12	7, 8	In this "2008 – 2015 Online Travel Booking Market Transaction Value in China" chart, it is stated that the online travel booking market transaction value in China from 2008 to 2011 were RMB 48.64 (rounding to 48.6 for the purpose of disclosure) billion, RMB 61.76 (rounding to 61.8 for the purpose of disclosure) billion, RMB 94.89 (rounding to 94.9 for the purpose of disclosure) billion and RMB 131.39 (rounding to 131.4 for the purpose of disclosure) billion, respectively; the estimated online travel booking market transaction value in China from 2012 to 2015 would be RMB 169.6 billion, RMB 228.0 billion, RMB 279.0 billion and RMB 362.0 billion, respectively. In this "2008 – 2015 Total Revenues of Travel Industry in China and Online Travel Penetration Rate" chart

(the "**Chart 8**"), it is stated that the total revenues of travel industry in China from 2008 to 2011 were RMB 1,160 billion, RMB 1,290 billion, RMB 1,870 billion and RMB 2,200 billion, respectively; and the estimated total revenues of travel industry in China from 2012 to 2015 would be RMB 2,400 billion, RMB 2,620 billion, RMB 2,850 billion and RMB 3,100 billion, respectively. In Chart 8, it is also stated that the online travel penetration rates in China from 2008 to 2011 were 4.2%, 4.8%, 5.1% and 6.0%, respectively; and the estimated online travel penetration rates in China from 2012 to 2015 would be 7.1%, 8.7%, 9.8% and 11.7%, respectively.
1-13	41	In this "2009 – 2011 Market Shares of OTAs in China" chart ("**Chart 41**"), it is stated that in China the market shares of Ctrip, eLong, Bestone and 17u in 2010 were 49.8%, 8.3%, 5.8% and 2.4%, respectively, the total market share of these 4 OTAs in China in 2010 is 66.3%; the market shares of the aforesaid OTAs in China in 2011 were 47.4%, 8.0%, 4.6% and 3.8%, respectively, the total market share of these 4 OTAs in China in 2011 is 63.8%.
1-14	Print-outs of monthly UV data provided by iResearch	These data shows the monthly UV data of qunar.com (Qunar), ctrip.com (Ctrip), kuxun.com (Kuxun), 17u.com (17u) and elong .com (eLong), during the period from January 2010 to January 2013.
1-15	Same as above	These data also shows that the monthly UV data of Qunar ranked No. 1 among all non-state-owned online travel companies in China since November 2010.
1-16	16, 21	In Chart 21, it is stated that the online hotel booking transaction value were RMB 12.82 billion and RMB 31.93 billion in 2009 and 2011, respectively. While in the "2009-2015 Total Revenue of Hotels in China" chart ("**Chart 16**"), it is stated that the total revenue of hotels in China were RMB 204.29 billion in 2009 and RMB 257.2 billion in 2011, respectively. Thus, online hotel booking accounts for 12.82/204.29=6.3% in 2009 and 31.93/257.2=12.4% in 2011, respectively.

2. Reports and data provided by Euromonitor International • **Trade sources and national statistics in relation to domestic tourism in both U.S. and China;** • **Trade sources and national statistics in relation to tourism expenditure in both U.S. and China;** • **Trade sources and national statistics in relation to travel accommodations in both U.S. and China;** • **Trade sources and national statistics in relation to market shares of hotel brands in both U.S. and China;**		
Item	**Page No. in Supporting Document**	**English Translation and Explanation**
2-1	Print-outs of Data provided by Euromonitor International	In this print-outs of data, it is stated that the number of domestic trips per year per capita was 1.8 in China and 3.2 in the U.S. in 2012, respectively.
2-2	Same as above	In this print-outs of data, it is stated that tourism expenditure in-country per capita in 2012 was US$ 295.9 (rounding to US$ 296 for the purpose of disclosure) in China, and was US$ 2,698.1 (rounding to US$ 2,698 for the purpose of disclosure) in the U.S.
2-3	Same as above	In this print-outs of data, it is stated that in 2012 there were 313,926 total travel accommodations in China including 27,359 chained hotels, 74,910 independent hotels and 211,657 other travel accommodations.
2-4	Same as above	In this print-outs of data, it is stated that in 2012 the top five hotel groups in China, i.e. InterContinental Hotels Group Plc, Homeinns Hotel & Management Co Ltd, Shanghai Jinjiang Holdings Co Ltd, Starwood Hotels & Resorts Worldwide Inc and Jinjiang Hotels & Resorts Corp accounted for 2.9%, 2.9%, 2.5%, 2.2% and 1.8% of total retail value in China, respectively, thus accounted for 12.3% in total. In this print-outs of data, it is stated that in 2012 the top five hotel groups in the U.S., i.e. Marriott International Inc, Hilton Worldwide, InterContinental Hotels Group Plc, Starwood Hotels & Resorts Worldwide Inc and Wyndham Worldwide Corp accounted for 16.5%, 15.9%, 9.3%, 6.9% and 5.7% of total retail value in the U.S., respectively, thus accounted for 54.3% in total.

3. 2011 Aviation Industry Development Statistics Report issued by Civil Aviation Administration of China 《2011年民航行业发展统计公报》		
Item	**Page No. in Supporting Document**	**English Translation and Explanation**
3-1	1, 7 and 8	In the sentence on page 1, it is stated that total airline passenger carriage volume in 2011 was 293.17 million person-time. In the sentences on pages 7 and 8, it is stated that there were 47 airline companies in China as of December 31, 2011 which included 11 airline companies only engage in freight business. Thus there were 36 airline companies engage passenger business as of December 31, 2011. In the sentences on page 8, it is stated that in 2011 the passenger carriage volume of the top 3 airline groups in China, i.e. China Southern Airlines Group, Air China Group, China Eastern Airlines Group were 81 million person-time, 78 million person-time and 69 million person-time, respectively. Therefore, such top 3 airline groups in aggregate accounted for (81+78+69) million person-time / 293.17 million person-time ≈ 77.8% of total airline passenger carriage volume in 2011.

4. Civil Aviation Domestic Airline Airfare Reform Plan promulgated in March 2004 which became effective on April 20, 2004《民航国内航空运输价格改革方案》		
Item	**Page No. in Supporting Document**	**English Translation and Explanation**
4-1	Print-outs of such reform plan	In Articles 7, 8 and 10, it is stated that the PRC government set the benchmark airfare for domestic airlines at RMB 0.75 per person per kilometer, and allow the actual airfare to fluctuate within certain scopes up and down the benchmark price.

5. 2011 and 2012 Year Books of China Tourism Statistics《2011及2012年中国旅游统计年鉴》		
Item	**Page No. in Supporting Document**	**English Translation and Explanation**
5-1	Print-outs of such year books	The table shows that the number of travel agencies in China in 2009, 2010 and 2011 were 20,399, 22,784 and 23,690, respectively.

6. Supplemental Report of China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group《中国机票酒店销售渠道研究报告简版（2011-2012 年）》补充报告 and U.S. Online Travel Overview (Twelfth Edition) issued by PhoCusWright		
Item	**Page No. in Supporting Document**	**English Translation and Explanation**
6-1	4, 10	In the "China Airline Company Ticket Sale Channel and Market Share Overview" chart ("**Chart 4**") on page 4, it is stated that traditional off-line agency channel accounted for 61.6% of the total airline ticket sales in China in 2011. In the "Figure 1.16 – U.S. Online Leisure/Unmanaged Business Travel as Percentage of Total Travel Market: Online Penetration by Segment, 2010-2014" chart ("**Chart 10**") on page 10, it is stated that online airline ticket sales accounted for 51% of total airline ticket sales in the U.S. in 2011, therefore traditional off-line channel accounted for 49% in 2011.
6-2	10	In Chart 10, it is stated that total online travel market accounted for 40% of total travel market in the U.S. in 2011.
6-3	10	In Chart 10, it is stated that online airline ticket sales accounted for 51% of total airline ticket sales in the U.S. in 2011.
6-4	10	In Chart 10, it is stated that online hotel & lodging accounted for 31% of total hotel and lodging booking in the U.S. in 2011.
6-5	15, 26	In the "Figure 1.21 – U.S. Online Leisure / Unmanaged Business Travel Market by Channel (US$M), 2010 – 2014" chart, it is stated that total transaction value of OTAs in the U.S. in 2011 was US$ 41,449 million. In the "Figure 2.8 – Top OTA Gross Bookings (US$M) and Annual Growth, U.S. and International, 2011" chart ("**Chart 26**"), it is stated that the gross bookings for top OTAs in the U.S. in 2011, i.e. Expedia, Orbitz and Priceline, were US$ 17,789 million, US$ 9,098 million and US$ 4,749 million, respectively. Therefore, the market share of the top 3 OTAs in the U.S. in 2011 were US$ 17,789 million / US$ 41,449 million ≈ 43%, US$ 9,098 million / US$ 41,449 million ≈ 22% and US$ 4,749 million / US$ 41,449 million ≈ 11%, respectively.
6-6	4, 13 and 30	In Chart 4, it is stated that if categorized by nature of seller, airline company direct sale channel accounted for 35.2% of the total online airline ticket sales revenue in China in 2011. Also in Chart 4, it is stated that the entire online airline ticket sales channel accounted for 21.2% of the total airline ticket sales revenue in China in 2011, thus airline company direct sales channel accounted for 35.2% ×21.2% ≈ 7.5% of the total airline ticket sales revenue in China in 2011. In the "Figure 1.19 – Channel Market Share (%) of Online Revenue by Segment, 2010-2014" chart ("**Chart 13**"), it is stated that supplier website share of online revenue accounted for 72% of total online airline ticket sales revenue in the U.S. in 2011. In the "Figure 3.1 – U.S. Airline Internet Leisure / Unmanaged Business Gross Bookings (US$M), 2010-2014" chart ("**Chart 30**"), it is stated that airline website sales revenue accounted for 37% of the total airline ticket sales revenue in the U.S. in 2011.
7. The 31st Statistical Report of Internet Development Status in China issued by CNNIC 《中国互联网络信息中心第 31 次中国互联网络发展状况统计报告》and 2012 China Internet User Online Travel Reservation Investigation Report issued by CNNIC 《2012 年中国网民在线旅行预订行为调查报告》		
Item	**Page No. in Supporting Document**	**English Translation and Explanation**
7-1	4, print-outs of internet population data provided by Euromonitor	In this sentence on page 4, it is stated that the number of internet user was 564 million as at December 31, 2012 in China. In the print-outs of internet population data provided by Euromonitor, it showed that China's internet population ranks as the world's largest in 2012.
7-2	14, 33	In this "June 2009 to June 2012 Travel Booking User Number and Using Rate" chart ("**Chart 14**"), it is stated that the online travel booking user number was 36.13 (rounding to 36.1 for the purpose of disclosure) million in 2010.

In this "2011-2012 China Online Travel Booking User Number and Using Rate" chart ("**Chart 33**"), it is stated that the online travel booking user number was 111.67 (rounding to 111.7 for the purpose of disclosure) million in 2012, representing a CAGR of 75.9% from 2010.
7-3	31	In this "Most Frequently Used Mobile Travel Application" chart ("**Chart 31**"), it is stated that 42.3% of the respondents of the survey selected Qunar's mobile travel application as their most frequently used mobile travel application, and 31.7%, 12.5% and 2.9% of the respondents selected travel mobile applications of Ctrip, Taobao and Tuniu, respectively, as their most frequently used mobile travel application.
8. Print-outs of data provided by Informa Telecoms & Media as of February 2013		
Item	**Page No. in Supporting Document**	**English Translation and Explanation**
8-1	Print-outs of data provided by Informa Telecoms & Media	In this print-outs of data, it is stated that number of smartphone connection in China was 180 million in 2011 and expected to be 501,169,731 (rounding to 501.2 million for the purpose of disclosure) in 2015, representing a CAGR of 29.2%.
8-2	Same as above	In this print-outs of data, it is stated that number of smartphone connection accounted for 18% (for the purpose of disclosure, we used the data before rounding which is 180,000,000 / 984,080,280=**18.3%)** of total mobile connection in China in 2011 and is expected to be accounted for 35% (for the purpose of disclosure, we used the data before rounding which is 501,169,731 / 1,439,648,000=**34.8%)** of total mobile connection in China in 2015.
8-3	Same as above	In this print-outs of data, it is stated that number of smartphone connection in China were 33,871,700 (rounding to 33.9 million for the purpose of disclosure) in 2009, 80.0 million in 2010, 180.0 million in 2011 and 270,663,040 (rounding to 270.7 million for the purpose of disclosure) in 2012, respectively, and the estimated number of smartphone connection in China would be 351,571,201(rounding to 351.6 million for the purpose of disclosure) in 2013, 428,240,888 (rounding to 428.2 million for the purpose of disclosure) in 2014 and 501,169,731(rounding to 501.2 million for the purpose of disclosure) in 2015, respectively. In this print-outs of data, it is also stated that number of smartphone connection accounted for 5% (for the purpose of disclosure, we used the data before rounding which is 33,871,700 / 729,813,000 =**4.6%)** in 2009, 9% (for the purpose of disclosure, we used the data before rounding which is 80,000,000 / 842,252,000 =

9.5%) in 2010, 18% (for the purpose of disclosure, we used the data before rounding which is 180,000,000 / 984,080,280=**18.3%)** in 2011 and 23% (for the purpose of disclosure, we used the data before rounding which is 270,663,040 / 1,166,152,000= **23.2%)** in 2012 of total mobile connection in China and is expected to be accounted for 28% (for the purpose of disclosure, we used the data before rounding which is 351,571,201 / 1,240,938,000=**28.3%)** in 2013, 32% (for the purpose of disclosure, we used the data before rounding which is 428,240,888 / 1,345,127,000=**31.8%)** in 2014 and 35% (for the purpose of disclosure, we used the data before rounding which is 501,169,731 / 1,439,648,000=**34.8%)** in 2015 of total mobile connection in China.

9. Tourism Website Industry Analysis and Study Report issued by Nielsen Online on June 1, 2012 《旅游类网站行业分析研究报告》

Item	Page No. in Supporting Document	English Translation and Explanation
9-1	6	In this "Visiting Rate of Tourism Websites in the Past Half Year in China" chart, it is stated that 37.8% of the respondents have visited the website of Qunar in the past half year which ranked No. 1 among other tourism websites in China.